SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:  Parts 2, 3 and 4 Prudential PLC Half Yearly Report

PRUDENTIAL PLC UNAUDITED HALF YEAR 2010 RESULTS

RESULTS SUMMARY

European Embedded Value (EEV) Basis Results*	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Asian operations	669	417	1,154
US operations	682	503	1,237
UK operations:
UK insurance operations	472	433	921
M&G	143	102	238
Other income and expenditure	(262)	(195)	(433)
Restructuring and Solvency II implementation costs	(27)	(14)	(27)
Operating profit based on longer-term investment returns*	1,677	1,246	3,090
Short-term fluctuations in investment returns	(227)	(707)	351
Mark to market value movements on core borrowings	(42)	(108)	(795)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(25)	(71)	(84)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(52)	(384)	(910)
Costs of terminated AIA transaction	(377)	-	-
Profit on sale and results of Taiwan agency business	-	91	91
Profit from continuing operations before tax (including actual investment returns)	954	67	1,743
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)	48.0p	35.4p	88.8p
Shareholders' equity, excluding non-controlling interests	£16.7 bn	£13.7bn	£15.3bn

International Financial Reporting Standards (IFRS) Basis Results*

Statutory IFRS basis results	Half year 2010	Half year 2009	Full year 2009

Profit/(loss) after tax attributable to equity holders of the Company	£442m	£(254)m	£676m
Basic earnings per share	17.5p	(10.2)p	27.0p
Shareholders' equity, excluding non-controlling interests	£7.2bn	£4.7bn	£6.3bn

Supplementary IFRS basis information	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Operating profit based on longer-term investment returns*	968[1]	688	1,405
Short-term fluctuations in investment returns on shareholder-backed business	26	(80)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(24)	(63)	(74)
Costs of terminated AIA transaction	(377)	-	-
Loss on sale and results of Taiwan agency business	-	(621)	(621)
Profit (loss) from continuing operations before tax attributable to shareholders	593	(76)	746

Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)	28.6p	20.5p	43.4p

	Half year 2010	Half year 2009	Full year 2009
Dividends per share declared and paid in reporting period	13.56p	12.91p	19.20p

Dividends per share relating to reporting period	6.61p	6.29p	19.85p

Funds under management	£309bn	£245bn	£290bn

Insurance Groups Directive capital surplus (as adjusted)*	£3.4bn	£2.5bn	£3.4bn

*	Basis of preparation

Results bases

The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004. Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential's opinion, fully reflect the value of future profit streams. Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Group's in-force long-term businesses and is a valuable supplement to statutory accounts. With the exception of the presentation of the new business results of the Japan life operation which ceased writing new business in February 2010 there has been no change to the basis of presentation of the EEV results from the 2009 results and financial statements.

With the exception of the adoption of IFRS 3 (Revised) on business combinations, the basis of preparation of the statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2009 results and financial statements.

Exchange translation

The comparative results have been prepared using previously reported exchange rates, except where otherwise stated.

Operating profit based on longer-term investment returns

Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits based on longer-term investment returns, after related tax and non-controlling interests.

These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. The operating profit based on longer-term investment returns for 2010 also excludes the costs associated with the terminated AIA transaction. In addition, similarly and consistently with the presentation in 2009, the effect of disposal and the results of the Taiwan agency business are shown separate from operating profit based on longer-term investment returns for half year 2009 and full year 2009.

Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors.

After adjusting for related tax and non-controlling interests, the amounts excluded from operating profit based on longer-term investment returns are included in the calculation of basic earnings per share

Insurance Groups Directive capital surplus (as adjusted)

The estimated surpluses shown for half year 2010 and half year 2009 are before allowing for the interim dividends for 2010 and 2009 respectively. The surplus for full year 2009 is before the 2009 second interim dividend.

GROUP CHIEF EXECUTIVE'S REPORT - 2010 First Half Results

I am pleased to report that Prudential continued to perform strongly in the first half of 2010, achieving high levels of sales growth and new business profits.

Our determination to consistently allocate capital to the geographies and products that deliver the highest returns for our shareholders is continuing to deliver positive results. Our rates of return in Asia remain high, we are driving profitable growth in the US, our focused strategy in the UK continues to deliver amongst the highest margins in the sector, as well as being cash generative, and our asset management businesses continue to perform very well.

The results we are reporting today show considerable growth on the first half of 2009, a period of marked economic dislocation. To better assess the long term progress of the business, it is also useful to compare our performance during the first half of 2010 with our results in the first half of 2008, a period of relatively favourable economic and market conditions. Since the first half of 2008, new business profits have grown by 59 per cent[2], EEV operating profit before tax by 24 per cent and IFRS operating profit before tax by 37 per cent, excluding US hedging gains in both periods.

The first half of this year has also seen us maintain our robust capital position of £3.4 billion (31 December 2009: £3.4 billion) despite the payment of the 2009 final dividend and the AIA transaction costs.

AIA Transaction

Alongside the strong performance of the business, the first half of 2010 was dominated by our proposed acquisition of AIA, the Asian arm of AIG. The Board unanimously believed that this acquisition represented a unique opportunity to significantly amplify and accelerate our successful strategy in Asia. It was an opportunity which was available to us only because of the quality and standing of the Group.

On 1 March 2010 we announced we had reached agreement with AIG to acquire AIA. We subsequently re-negotiated a lower price with the AIG management in May. This revised bid was supported by AIG's executive management. However, the Board of AIG decided not to sell AIA to us and as a result the agreement was terminated on 3 June 2010. We very much regret that this transaction did not proceed and that costs were incurred.

The total cost to the Group from terminating the agreement, including the associated US dollar hedging programme, was £377 million pre-tax, and £284 million post expected tax relief. These costs comprised: the break fee of £153 million paid to AIG; foreign exchange hedge cost of £100 million; underwriting fees of £58 million; and adviser fees of £66 million, less expected tax relief of £93 million. Our prudent initial estimate that the pre-tax costs would be £450 million was reduced as we closed the foreign exchange hedging positions and worked with our suppliers and advisers to minimise costs. The costs associated with the transaction will not impact the Group's dividend policy.

While the proposed AIA transaction was high profile and attracted a great deal of interest, the Group continued to perform strongly. I would like to take this opportunity to thank our employees across the Group for their hard work and continued commitment to our customers throughout this challenging period.

Group Performance

We continue to manage the Group with a balance across the three metrics of Embedded Value, International Financial Reporting Standards (IFRS) and cash, as we believe this is the best way to generate value for our shareholders over the long term.

On the European Embedded Value (EEV) basis, Group operating profit before tax increased by 35 per cent over 2009, to £1,677 million (2009: £1,246 million). New business profit for the period was £892 million, an increase of 27 per cent (2009: £700 million), and the average margin across the Group was maintained at 54 per cent (2009: 54 per cent), excluding Japan where we stopped writing new business this year.

In achieving this growth in new business profit, our absolute investment in new business remained broadly flat compared to the first half of 2009 at £337 million (2009: £319 million). This demonstrates a marked increase in our capital efficiency as our sales grew significantly during the same period. We continued to focus on the opportunities with the highest returns, lowest capital requirements and shortest payback periods.

Our IFRS operating profit before tax from continuing operations increased by 41 per cent in the first half of 2010 to £968 million (2009: £688m). These results include £123 million of variable equity hedge gains in our US operations (2009: equity hedge losses of £23 million). Excluding these variable hedge gains, there was an increase of 19 per cent in the first half of 2010 to £845 million (2009: £711 million), which is a better reflection of our underlying performance over the previous year and constitutes excellent progress.

Asset management net inflows were £4.4 billion (2009: £10.1 billion). Although this is down against the same period last year, which saw exceptional inflows into M&G's bond funds as a result of the financial crisis, this remains a leading performance driven by continuing strong inflows into M&G's retail funds.

As a key indicator of our ability to generate cash and capital, the free surplus in the life and asset management operations increased to £3.2 billion, up from £2.5 billion at the end of 2009 and £0.9 billion at the end of 2008. Embedded value shareholders' funds increased 9 per cent to £16.7 billion (2009: £15.3 billion) and IFRS shareholders' funds rose 14 per cent to £7.2 billion (2009: £6.3 billion).

Capital and Risk Management

As a consequence of our actions and ongoing operational performance, the capital position of the Group remains robust. Using the regulatory measure of the Insurance Groups Directive (IGD), the Group's capital surplus was estimated at £3.4 billion at 30 June 2010 (before any allowance for the 2010 interim dividend). The Group's required capital is covered 2.7 times by available capital. This positions us as one of the best capitalised insurers.

Interim Dividend

Given the sound financial position of the Group, and our continuing strong financial performance, the Board has agreed an increase of five per cent in the interim dividend to 6.61 pence per share (2009: 6.29p). The Board remains committed to a growing dividend policy, with the level of dividend determined after taking into account the Group's financial requirements, including opportunities to invest in the business at attractive returns. As previously stated, the Board believes that in the medium term a dividend cover of around two times is appropriate.

Hong Kong and Singapore Listings

On 25 May 2010, we announced the listing of our ordinary shares on the main board of the Stock Exchange of Hong Kong Limited as a dual primary listing alongside our primary listing of ordinary shares in London. In addition, we also listed our ordinary shares on the Singapore Exchange Securities Trading Limited.

The listings were by way of introduction, with no new shares being issued or sold to the public or investors, and over the longer-term will offer a wider range of investors the opportunity to invest in Prudential. These listings further underline the Group's long-term commitment to Asia, deepening our presence in the region's dynamic business environment and raising our profile with governments, local business communities and our customers and staff.

Our Strategy

We have managed the Group to a clear and consistent strategy, applying rigorous operating principles. We have continued to (i) prioritise our highly profitable growth in Asia, (ii) put an emphasis on growth and cash generation in the US, (iii) focus on sustainable cash generation in the UK ahead of growth and (iv), in our asset management businesses, focus on generating strong investment performance, which is the foundation of our ability to attract flows and increase assets under management.

By maintaining our discipline in the implementation of this strategy, allocating capital to the most attractive markets and products, and managing proactively risk and capital, we believe we can continue to generate sustainable and differentiated value for our shareholders. Over the past two years our strategy has proven its worth under the most testing conditions, and it has continued to deliver a very good performance amid the improving global conditions experienced in the first half of 2010.

Many of the highest return opportunities are in Asia. We find the emerging markets of South East Asia - such as Indonesia, Vietnam, Singapore and Malaysia, together with Hong Kong - particularly attractive. These remain the priority destination for our marginal capital investment. Even within Asia, we remain committed to focusing our capital on the areas with the highest returns. This disciplined and pragmatic approach led us to decide to stop writing new business in Japan at the start of 2010. In a sector where distribution is key, we have been growing and diversifying our distribution, including increasing our agency workforce and completing a long-term strategic bancassurance partnership with United Overseas Bank Limited ("UOB").

In the US, the world's largest retirement market, we continue to see opportunities for high returns. During the first half of 2010, the US financial services industry remained under pressure. This created opportunities for us, with our strong financial ratings and product set. We have established a reputation as a high-quality and reliable business partner. We remain focused on increasing volumes profitably in variable annuities, whilst managing fixed annuity sales in line with our strategy of capital efficiency.

The UK is a mature market with lower growth and lower returns than are available to us elsewhere in the Group's portfolio. By maintaining a balance between writing profitable new business and generating surplus cash, the Group is able to invest the surplus cash we generate in the UK into markets with higher returns. Our financial performance in the UK provides strong support to our credit rating at a Group level and continues to be a significant contributor to our overall performance.

Our asset management businesses provide high quality profits and cash, have limited capital requirements and are central to the successful delivery of our strategy, as investment returns are at the core of our value proposition to our customers.

Our Operating Performance

Our operating model enables each of our businesses to stay close to their customers, by identifying and developing the specific product and distribution mix most suited to their particular market and customer base. Our aim in all our markets is to have a suite of savings, income and protection products that deliver good value and meet customers' needs in a profitable and capital efficient manner.

Looking at the operating performance of each of our business units, I am pleased to report a strong performance in the first half of 2010.

Prudential Corporation Asia

The Asia life insurance sector has done well during the first half as the region recovered from the economic downturn. Our approach remains to expand our distribution reach via our proprietary agency distribution and through partnerships, together with a continued focus on improving our productivity. Agency remains the main distribution channel and agent numbers continue to grow. Bank distribution has performed well and is growing, with our new partnership with UOB already generating significant sales. This is important for the future, as the banking distribution channel will grow, as the region becomes wealthier and banking penetration increases.

In line with the Group's strategy, we continue to manage proactively and rigorously our investment in new business, focusing on value creation, particularly with high margin regular premium business. New business written in the period has an average internal rate of return (IRR) in excess of 20 per cent and an average payback period of three years.

Jackson National Life

We continue to benefit from the market observed in the US in 2008 and 2009. Our focus remains on increasing volumes profitably in variable annuities whilst managing proactively the level of our fixed annuity sales and maintaining pricing discipline. In light of the continued volatility in US equity markets and low interest rates, customers continue to seek to mitigate equity risk while receiving an acceptable return through the purchase of variable and fixed annuities with guaranteed benefits. We have continued to expand the number of advisers appointed to sell our products, building on the 35 per cent increase in adviser numbers in 2009. We have also continued to invest in the bancassurance channel, which has been expanded recently through agreements with new distribution partners including Merrill Lynch.

As expected, new business margins reduced to 64 per cent from the exceptional level of 74 per cent in the same period in 2009. This was anticipated as the corporate bond market recovered, the abnormally high spreads in 2009 normalised and our competitors progressively recovered from the 2008/2009 market dislocation. Nevertheless, business conditions remain favourable and we continue to write new business at an IRR in excess of 20 per cent with an average payback of two years.

Prudential UK and Europe

Our UK business is a valuable part of the Group and a market leader in both individual annuities and with-profits. In the first half we maintained a focus on balancing writing new business, with cash and capital generation, successfully delivering attractive returns on capital employed. Our business in the UK is disciplined, generating very attractive returns relative to the market.

During the first half of 2010, we continued to actively manage sales volumes to control capital consumption, with new business concentrated in the retail markets. We have maintained a strict focus on value in the bulk annuity and back-book markets and wrote no new business in this area during the period. The weighted average post-tax IRR on the shareholder capital allocated to new business growth was in excess of 15 per cent and the average free surplus undiscounted payback period was five years.

Asset Management

Our asset management businesses have continued to capitalise on their leading market positions and strong track records in investment performance. In the UK, M&G has been the leading net seller of retail funds for six consecutive quarters, driven by excellent investment performance. Over the three years ending 30 June 2010, 34 per cent of M&G's retail funds ranked in the top quartile and 66 per cent in the top half. M&G continues to add value to the Group by generating attractive returns on internal funds as well as growing profits from the management of third-party assets.

In Asia, the first half performance of our asset management business has been very strong, with a significant increase in profitability. Given the increasing wealth in the region, we see asset management as a very attractive opportunity.

Outlook

We have significant opportunities for profitable growth and the financial strength to take advantage of those opportunities. We are cautious about the outlook for the western economies. However, our Asian business gives us a material and powerful presence in the most attractive markets in our industry, and one that will continue to underpin our growth.

So we view the future with confidence. We expect the momentum that we have seen in our businesses during the first half to be sustained during the rest of the year. As we look further ahead, beyond the second half, we are well positioned to continue to deliver strong growth and generate strong returns for our shareholders, thanks to our operational focus and strong market positions.

BUSINESS REVIEW

CFO OVERVIEW

Prudential's strong performance in the first six months of 2010, as shown in our results below, reflects the successful execution of the Group's strategy and builds on the momentum seen in 2009. We have continued to balance profitable growth, capital conservation and cash generation to both preserve our financial strength and improve our long-term profitability. The 2010 interim results underline our value focus with all of our business operations reporting profitability improvements. In line with our disciplined approach of investing our capital in those markets and products with the highest return and shortest payback periods, we focused our efforts on the Asian region (particularly South-East Asia) and the US variable annuity business. New business APE sales[2] rose 28 per cent compared with the same period last year, with new business sales in Asia[2] and the US rising by 36 per cent and 43 per cent respectively. EEV new business profits rose by 27 per cent in the first six months of 2010 with the capital being invested in new business increasing by only six per cent. This sustained focus on new business cash and capital coupled with strong management of our in-force book has seen us improve our operating free surplus generated by 63 per cent and maintain a strong IGD solvency capital position.

We remain cautious on the global economic outlook, in particular for the mature western economies where continuing levels of consumer and government debt and unemployment threaten the prospects for a return to higher growth. However, Asia appears to be more resilient and in the first six months of 2010 Prudential has benefited from the recovery in markets in the region and our strong Asian franchise. Against this backdrop, we are confident that our disciplined approach to value and capital coupled with our advantaged product and geographic business footprint will continue to deliver relative out performance for our shareholders.

Performance and key metrics

	AER(8)			CER(8)		AER(8)
	Half Year 2010	Half Year 2009	Change	Half Year 2009	Change	Full Year 2009
	£m	£m	%	£m	%	£m
New business(1) excluding Japan
Annual premium equivalent (APE) sales:
- Asia	713	524	36	555	28	1,209
- US	560	392	43	383	46	912
- UK	382	376	2	376	2	723
- Total APE sales	1,655	1,292	28	1,314	26	2,844
EEV new business profit (NBP)	892	700	27	711	25	1,619
NBP margin (% APE)	54%	54%		54%		57%
Net investment flows	4,376	10,069	(56)	10,179	(57)	15,417
External funds under management	96,015	72,336	33	74,751	28	89,780
EEV basis operating profit
On long-term business(2)(3)	1,749	1,303	34	1,309	34	3,202
Total	1,677	1,246	35	1,252	34	3,090
IFRS operating profit based on longer-term investment returns(3)	968*	688	41 *	695	39	1,405
Balance sheet and capital
EEV basis shareholders' funds	16.7bn	13.7bn	22	14.7bn	14	15.3bn
EEV basis shareholders' funds per share	657p	544p	21	583p	13	603p
Annualised return on embedded value(6)	16%	12%				15%
IFRS shareholders' funds	7.2bn	4.7bn	53	5.0bn	44	6.3bn
IGD capital surplus (as adjusted)(4)	3.4bn	2.5bn	36			3.4bn
Free surplus- Investment in new business, excluding Japan (1)(5)	337m	319m	6	319m	6	660m
Operating free surplus generated (7)	947m	581m	63	584m	62	1,414m
Operating holding company cash flow	24m	22m	9			38m
Dividend per share relating to the reporting year	6.61p	6.29p	5	6.29p	5	19.85p

* The Group IFRS operating profit of £968 million includes £123 million of net equity hedging gains (half year 2009: £23 million losses; full year 2009: £159 million losses) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson's variable annuity and fixed index products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Group IFRS operating profit increased by 19 per cent as compared to half year 2009.

(1)

New business sales, profits and free surplus invested in new business exclude the results of the Japanese life operation which ceased writing new business in February 2010, and the results of the Taiwan agency business for which the sale process was completed in June 2009.

(2)	Long-term business profits after deducting Asia development expenses and before restructuring and Solvency II implementation costs.
(3)

Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, transaction costs arising from business combinations in the period, costs associated with the terminated AIA transaction, and the effect of disposal and results of the Taiwan agency business, for which the sale process was completed in June 2009. In addition for EEV basis results, operating profit excludes the effect of changes in economic assumptions and the time value of cost of options and guarantees, and the market value movement on core borrowings. In half year 2010 the IFRS operating profits of Jackson National Life, the Group's US life operation included the benefit of an unusually high level of net equity hedge gains of £123 million.

(4)

Insurance Groups Directive capital surplus (as adjusted). The estimated surpluses shown for half year 2010 and half year 2009 are before allowing for the interim dividends for 2010 and 2009 respectively. The surplus for full year 2009 is before the 2009 second interim dividend.

(5)	Free surplus - investment in new business represents the reduction in EEV net worth together with EEV required capital to support the new business acquired.
(6)

Annualised return on embedded value is based on EEV operating profit after tax and non-controlling interests as a percentage of opening EEV basis shareholders' funds. Half year profits are annualised by multiplying by two.

(7)	Operating free surplus generated comprises underlying free surplus generated in the period from the Group's insurance and asset management operations less investment in new business.
(8)	Actual Exchange Rate (AER) and Constant Exchange Rate (CER)

In this review, comparisons of financial performance are on an actual exchange rate (AER) basis, unless otherwise stated.

In the first six months of 2010 Prudential has maintained the momentum seen in 2009, and delivered another strong performance thanks to a continued focus on its core disciplines of value creation and capital conservation. This approach delivered a step change in our new business profitability during 2009 whilst modestly increasing sales. In the first six months of 2010, we have held on to the 2009 margin gains while significantly growing our new business sales. Central to this achievement is the active management of our portfolio of products and businesses which, in 2010, saw us close to new business in Japan, withdraw from selling new business in the lifetime mortgage market in the UK, reduce our appetite for sales of fixed annuities in the US and target, instead, sales in the highly profitable markets of South-East Asia (including Hong Kong) and variable annuities in the US. Group APE new business sales[2] were £1,655 million for half year 2010, 28 per cent higher than for half year 2009 on a comparable basis. In Asia sales were £713 million, up 36 per cent, representing the strongest half year sales performance in our history, with sales in our strategic area of focus of South-East Asia up 46 per cent to £452 million. In the US, Jackson continued to focus on low capital intensive variable annuity sales and its positive position in this market led to a 43 per cent increase in retail sales at £560 million. In the UK, our value focus delivered sales of £382 million, up two per cent relative to 2009 at improved margins.

We continue to see robust positive flows into our asset management businesses with net investment flows of £4.4 billion year to date (2009: £10.1 billion) driven by strong retail flows for M&G. The exceptional net flows in our M&G institutional fixed income funds and our Asian money market funds observed in 2009 were not repeated in 2010. With these contributions and recovering investment markets, external funds under management have increased by £6.2 billion to £96.0 billion during the six months ended 30 June 2010.

In half year 2010, total EEV basis operating profits based on longer term investment returns of £1,677 million were up 35 per cent from half year 2009, with profitability from the Group's long-term business operations increasing 34 per cent to £1,749 million, and asset management operating profit being 55 per cent higher at £194 million reflecting higher funds under management. Operating profit from long-term operations comprised new business profit of £892 million, up 27 per cent compared to the same period last year, in-force profits of £861 million, up

 40 per cent, and negative £4 million of other items including development expenses. Growth in new business profits has tracked the higher sales volumes delivered at an overall unchanged new business margin[2] of 54 per cent.

Higher in-force profits reflect the growing maturity of the book and improvements in experience, principally from Asia and the US. The unwind in discount and expected returns was higher by £92 million to £773 million, while the combined effect of experience variances and operating assumption changes was a contribution to profits of £88 million, representing a £152 million improvement from the combined loss of £64 million last year.

Higher interests costs on core structural borrowings have led to an increase in the charge from other income and expenditure in the period up £67 million to £262 million. We also commenced the implementation of Solvency II across the group in the first half of 2010, incurring additional costs of £22 million in the period.

The total EEV profit before tax for half year 2010 of £954 million compares to a profit of £67 million for half year 2009. The falls in global equity markets and reduction in government yields during the first six months of 2010 resulted in adverse investment related variances, which were nevertheless, less severe than the equivalent period of 2009. The half year 2010 results are after £377 million (£284 million post-tax) of costs incurred in connection with the terminated AIA transaction.

Our IFRS operating profit[1] has increased by 41 per cent to £968 million. This result was driven by higher profits from all of our life businesses with long-term business operating profit up 40 per cent to £1,016 million, with strong contributions from Asia and the US. In the US, the half year 2010 operating profits included the benefit of hedge gains, which are variable in nature, arising from our management of equity exposure (net of related amortisation of deferred acquisition costs) of £123 million. Excluding this and the value of corresponding equivalent items in 2009, Group IFRS operating profits increased by 19 per cent. Contributions from our asset management and other non long-term businesses increased by 43 per cent to £217 million reflecting the continuing growth in funds under management and the market improvement.

Operating holding company cashflow during the period was positive at £24 million. Net remittances from business operations were higher than last year at £460 million (2009: £375 million), exceeding group operating expenditure of £118 million (2009: £127 million) and external dividends paid net of scrip of £318 million (2009: £226 million). At 30 June 2010 holding company cash resources and short-term investments amounted to £1,023 million. Furthermore, we have maintained the strong capital position with an unchanged IGD surplus relative to end-2009 of £3.4 billion, equivalent to a cover of 270  per cent.

In view of the strong operational performance and in line with our dividend policy, the Board has declared an interim dividend of   6.61pence per share, five per cent higher than the 2009 interim dividend. Hong Kong shareholders on the Hong Kong branch register will receive a dividend of HK$.8038,  which equates to the sterling value as translated at the exchange rate ruling at the close of business on 11 August 2010[3].

EEV RESULTS

EEV basis operating profit based on longer-term investment returns

	AER			CER
	Half Year 2010	Half Year 2009	Change	Half Year 2009	Change
	£m	£m	%	£m	%
Insurance business
Asia	636	401	59	418	52
US	667	501	33	490	36
UK	449	406	11	406	11
Development expenses	(3)	(5)	40	(5)	40
Long-term business profit	1,749	1,303	34	1,309	34
UK general insurance commission	23	27	(15)	27	(15)
Asset management business:
M&G	143	102	40	102	40
Asia asset management	36	21	71	21	71
Curian	2	(3)	167	(3)	167
US broker dealer and asset management	13	5	160	5	160
	1,966	1,455	35	1,461	35
Other income and expenditure	(262)	(195)	34	(195)	34
Solvency II implementation costs	(22)	-		-
Restructuring costs	(5)	(14)	(64)	(14)	(64)
Total EEV basis operating profit	1,677	1,246	35	1,252	34

In the first six months of 2010, Prudential Group's total EEV basis operating profit based on longer-term investment returns was £1,677 million, an increase of 35 per cent from the same period in 2009.

Long-term business profits generated by the Group increased by 34 per cent to £1,749 million. These profits comprise:

•   New business profits2 of £892 million (2009: £700 million);

•   In-force profits of £861 million (2009: £617 million); and

•   Negative £4 million of other items including development expenses (2009: negative £14 million).

New business profits2 at £892 million, were 27 per cent higher than last year, reflecting a 28 per cent increase in sales volumes as compared to 2009. The average Group new business profit margin on these sales was 54 per cent (2009: 54 per cent) on an APE basis and 7.5 per cent (2009: 7.4 per cent) on a PVNBP basis. Overall we have maintained the high new business APE profit margin achieved in the first half of 2009, with the effect of improvements in Asia (up one per cent to 56 per cent) and the UK (up three per cent to 35 per cent) being offset by the expected reduction in the US (down 10 per cent to 64 per cent) as spreads returned to more normal market levels.

The contribution from in-force operating profit increased by £244 million to £861 million, including unwind of discount and other expected returns that increased by £92 million to £773 million, primarily reflecting the growth of the portfolio in Asia and US. In-force profit in 2010 also includes the effects of operating assumption changes and experience variances and other items which aggregated positive £88 million, principally reflecting positive experience in the US, offset by negative experience in Asia.

Operating profit from the asset management business and other non-long term businesses increased to £217 million, up 43 per cent from £152 million in half year 2009.

Other income and expenditure totalled a net expense of £262 million compared with £195 million in half year 2009, a negative impact of £67 million, principally reflecting an increase in interest payable on core structural borrowings.

EEV basis profit after tax and non-controlling interests

	AER
	Half Year 2010	Half Year 2009
	£m	£m
EEV basis operating profit based on longer-term investment returns	1,677	1,246
Short-term fluctuations in investment returns:
- Insurance operations	(239)	(566)
- IGD hedge costs	-	(216)
- Other operations	12	75
	(227)	(707)
Mark to market value movements on core borrowings	(42)	(108)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(25)	(71)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(52)	(384)
Costs of terminated AIA transaction	(377)	-
Profit on sale and results of Taiwan agency business	-	91
Profit before tax from continuing operations	954	67
Tax attributable to shareholders' profit	(140)	(52)
Non-controlling interests	(2)	(1)
Profit after non-controlling interests	812	14
Short-term fluctuations in investment returns

EEV operating profit is based on longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations represent the difference between the actual investment return and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for insurance operations of negative £239 million comprise a negative £21 million for Asia, negative £140 million for our US operations and negative £78 million in the UK.

For our Asian business, short-term fluctuations of negative £21 million (2009: positive £101 million) primarily reflected a deterioration in equity markets in the first half of 2010 partially offset by unrealised gains on the bond portfolio.

For our US business, short-term fluctuations in investment returns were negative £140 million (2009: negative £304 million), the reduction primarily reflecting substantially lower impairments and other realised losses for fixed income securities incurred in the period.

For our UK business, the short-term fluctuations in investment returns were negative £78 million (2009: negative £363 million), principally due to the return on the with-profits business of positive 2.6 per cent being lower than the long-term assumed return of 3.3 per cent for the half year 2010.

Short-term fluctuations in investment returns for other operations were positive £12 million, and mainly represent unrealised appreciation on Prudential Capital's debt securities portfolio. The half year 2009 result included £216 million costs incurred in respect of the hedge temporarily put in place during the first quarter to protect the IGD capital position in exceptional market conditions.

Mark-to-market movement on core borrowings

The mark-to-market movement on core borrowings was a negative £42 million, as credit spreads continued to narrow to more normal levels.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of a negative £25 million mainly reflects the impact of a reduced discount rate offset by lower inflation assumptions of the liabilities of the Scottish Amicable and M&G schemes.

Effect of changes in economic assumptions and time value of cost of options and guarantees

The effect of changes in economic assumptions and time value of cost of options and guarantees of negative £52 million comprises negative £56 million for the effect of changes in economic assumptions and positive £4 million for the change in the time value of cost of options and guarantees arising from changes in economic factors.

In our Asian business, economic assumption changes were negative £61 million mainly reflecting the impact of falls in interest rates and the derisking of the portfolios in Hong Kong and Singapore.

In our US business, economic assumption changes were negative £20 million, primarily reflecting a fall in the separate account return and the impact of lower investment return assumptions, offset by the beneficial effect arising from the decrease in the risk discount rate following a reduction of 0.9 per cent in the US 10-year Treasury rate during the period.

In our UK business, economic assumption changes were positive £25 million, where the impact of the lower risk discount rate more than offset the effect of lower expected long-term rates of return following a reduction in UK Gilt rates of 0.4 per cent during the first six months of 2010.

Costs of terminated AIA transaction

During the period the Group incurred costs in relation to the AIA transaction of £377 million. This comprises the termination break fee of £153 million, the costs associated with foreign exchange hedging of £100 million and underwriting and other fees totalling £124 million. After expected tax relief, the post tax cost is £284 million.

Effective tax rates

The effective tax rate at an operating level was 28 per cent (2009: 29 per cent) and the effective tax rate at a total EEV level was 15 per cent (2009: 78 per cent), with 2009 being adversely impacted by a reduction in the deferred tax credit relating to Jackson losses on fixed income securities and 2010 benefiting from a reduction in US deferred tax liabilities following changes to variable annuity reserving in accordance with revised statutory guidance.

IFRS RESULTS

IFRS basis operating profit based on longer-term investment returns

		AER		CER
	Half Year 2010	Half Year 2009	Change	Half Year 2009	Change
	£m	£m	%	£m	%
Insurance business
Long-term business:
Asia	262	212	24	224	17
US	450 [4]	217	107 [4]	212	112
UK	307	303	1	303	1
Development expenses	(3)	(5)	(40)	(5)	(40)
Long-term business profit	1,016	727	40	734	38
UK general insurance commission	23	27	(15)	27	(15)
Asset management business:
M&G	143	102	40	102	40
Asia asset management	36	21	71	21	71
Curian	2	(3)	167	(3)	167
US broker-dealer and asset management	13	5	160	5	160
	217	152	43	152	43
Other income and expenditure	(240)	(179)	34	(179)	34
Solvency II implementation costs	(22)	-	(100)	-	(100)
Restructuring costs	(3)	(12)	75	(12)	75
Total IFRS basis operating profit based on longer-term investment returns	968 [4]	688	41 [4]	695	39

Group IFRS operating profit before tax based on longer-term investment returns after restructuring costs was £968 million, an increase of 41 per cent on 2009. In half year 2010, the operating profits of our US life operation included the benefit of net equity hedge gains of £123 million (2009: £ 23 million losses). These variable gains/losses arise from the difference between the fair value of the derivatives held to manage equity risk and the movement in the associated guarantee liabilities of which a substantial proportion are not fair valued under US GAAP, the grandfathered accounting basis under IFRS 4. Excluding the net equity hedge results, the Group's operating profit increased by 19 per cent from £711 million to £845 million.

In Asia, IFRS operating profit for long-term business increased by 24 per cent from £212 million in half year 2009 to £262 million in half year 2010. This increase reflects both underlying growth as we build our in-force book and improvement in new business strain from a charge of £47 million in half year 2009 to a charge of £43 million in half year 2010. This improvement compares to an increase in APE new business sales[2] of 36 per cent demonstrating the Group's disciplined approach to capital. The £212 million in half year 2009 is inclusive of a £63 million one-off credit relating to the Malaysia reserving basis.

There was a strong performance across the Asian region. Hong Kong, Singapore, Malaysia and Indonesia account for 76 per cent or £198 million of operating profits (2009: £213 million, including the impact of the exceptional credit recorded in Malaysia). Strong underlying improvements were reported in Indonesia with operating profits higher by 66 per cent to £70 million reflecting the strong business growth and growing maturity of this business. Malaysia operating profits, excluding the exceptional credit in 2009, were also higher by 41 per cent to £45 million reflecting the growing policyholder liabilities of this business. The contribution to IFRS profits from the other Asian businesses is also improving. The closure of Japan to new business has substantially reduced the IFRS losses of this business, while Taiwan broke even in the period as it refocused on bancassurance business. Korea benefited from reduced new business strain in the period and Vietnam was up 50 per cent to £21 million. Changes to reserving bases in India and China contributed a £19 million profit, with both countries showing improvement in their underlying results excluding this change.

In the US, the long-term business operating profit increased by 107 per cent from £217 million in half year 2009 to £450 million in half year 2010. The 2010 result includes equity hedge gains (net of related DAC amortisation) of £123 million (2009: losses of £23 million). These gains and losses, which are variable in nature, reflect the difference between the value movement included in operating profit on free standing derivatives held to manage equity risk, and the accounting charge for movements in liabilities for guarantees in Jackson's variable and fixed index annuity products. For Guaranteed Minimum Death Benefit (GMDB) and "for-life" Guaranteed Minimum Withdrawal Benefit (GMWB) features the liabilities are not fair valued for accounting purposes but are reported pursuant to the US GAAP measurement basis applied for IFRS reporting. Over the longer-term it is anticipated that the variable gains and losses arising will substantially reverse. The total cumulative impact of these equity hedge results, net of related deferred acquisition costs, for the 30 months ended 30 June 2010 is a small gain of £35 million.

Excluding the net equity hedge result, Jackson's operating profit increased by 36 per cent from £240 million in half year 2009 to £327 million, reflecting strong underlying performance driven by improved spread and fee income, up £88 million and £98 million respectively. These positive inflows have been offset by increases in expenses and DAC amortisation primarily reflecting Jackson's increased profitability and an increased charge for accelerated variable annuity DAC amortisation which increased from £12 million in half year 2009 to £67 million in half year 2010 arising from lower than projected levels of market returns in the period.

In our UK business, total IFRS operating profit was in line with last year at £330 million. The long-term business IFRS operating profit was slightly ahead at £307 million (2009: £303 million). Our value focus saw us continue the strong profit contribution from annuities. Profits from the with-profits business were £7 million higher at £154 million. Profit from UK general insurance commission decreased by £4 million to £23 million in 2010 in line with the decline in the in-force policy numbers as the business matures.

M&G's operating profit for 2010 was £143 million, an increase of 40 per cent from £102 million in 2009. This record level of interim profits for M&G reflects higher equity market levels, the continuation of exceptionally strong net inflows, particularly in the Retail Business, and increased sales of more profitable equity products.

The Asian asset management operations reported operating profits of £36 million, up by 71 per cent from £21 million in 2009. This reflects higher funds under management during the period and the benefits of cost cutting actions taken in 2009. Profit in 2009 was adversely impacted by a one-off loss in India of £6 million.

The £61 million increase in the charge for other income and expenditure to £240 million primarily reflects an increase in interest payable on core structural borrowings.

IFRS basis results - Analysis of life insurance pre-tax IFRS operating profit based on longer-term investment returns by driver

		AER		CER
	Half Year 2010	Half Year 2009	Change	Half Year 2009	Change
	£m	£m	%	£m	%
Investment spread	571	514	11	509	12
Asset management fees	321	203	58	203	58
Net expense margin	(205)	(209)	2	(211)	3
DAC amortisation* (Jackson only):
Underlying	(199)	(148)	(34)	(145)	(37)
Acceleration	(67)	(12)	(458)	(12)	(458)
Net insurance margin	309	217	42	221	40
With-profits business	171	158	8	159	8
Non-recurrent release of reserves for Malaysian life operation	-	63	(100)	67	(100)
Other	(8)	(36)	78	(33)	76
Net equity hedge gains (losses) within Jackson	123	(23)	635	(24)	613
Total	1,016	727	40	734	38

*Excluding amounts for equity hedge and related effects.

Investment spread has increased by 11 per cent to £571 million for the first half of 2010. This has been driven by an improvement in US spread income, which has increased by £88 million, following both higher investment income and lower amounts credited to policyholders. Investment income changes reflect higher invested assets, higher amortisation of interest related gains and the impact of changes to the portfolio to lengthen duration. The increase in the US has been offset by a fall in UK spread income from shareholder annuity business.

Asset management fees have increased by 58 per cent to £321 million in 2010, with growth arising principally in our US business where improved equity markets in the latter part of 2009 and early part of 2010 and strong net flows into variable annuities have led to a 69 per cent increase in average separate account balances and an equivalent rise in fee income in the US.

The net expense margin has narrowed marginally from negative £209 million in 2009 to negative £205 million in 2010. Improvements of £49 million in Asia and the UK have been offset by higher expenses in the US of £45 million, following higher non-deferrable commission payments as policyholder asset values increased in line with strong sales growth.

The increase in Jackson's underlying DAC amortisation of £51 million principally reflects the improvement in spread income and asset management fees in the period. The increase in the charge for accelerated amortisation arising from adverse market returns increased by £55 million from £12 million in half year to £67 million in half year 2010.

Net insurance margin has grown by 42 per cent to £309 million in 2010 principally reflecting growth in our Asian in-force book and increased guarantee fees from our growing variable annuity book in the US.

Net equity hedge gains (losses) within Jackson, being the movement in operating derivatives in the period and associated DAC and policyholder liability movements, was £123 million positive in the first half of 2010, compared with £23 million negative in the first half of 2009. These gains and losses, which are variable in nature, reflect the difference between the value movement included in operating profit on free standing derivatives held to manage equity risk, and the accounting charge for movements in liabilities for guarantees in Jackson's variable and fixed index annuity products. For Guaranteed Minimum Death Benefit (GMDB) and "for-life" Guaranteed Minimum Withdrawal Benefit (GMWB) features the liabilities are not fair valued for accounting purposes but are reported pursuant to the US GAAP measurement basis applied for IFRS reporting. Excluding these amounts the total long-term business profit was £893 million, an increase of 19 per cent on the prior period.

IFRS basis profit after tax

	AER
	Half Year 2010	Half Year 2009
	£m	£m
Operating profit based on longer-term investment returns	968	688
Short-term fluctuations in investment returns:
- Insurance operations	14	61
- IGD hedge costs	-	(216)
- Other operations	12	75
	26	(80)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(24)	(63)
Costs of terminated AIA transaction	(377)	-
Loss on sale and results of Taiwan agency business	-	(621)
Profit (loss) before tax from continuing operations attributable to shareholders	593	(76)
Tax charge attributable to shareholders' profit	(149)	(182)
Non-controlling interests	(2)	4
Profit (loss) for the year attributable to equity holders of the Company	442	(254)

The total profit before tax from continuing operations attributable to shareholders was £593 million in 2010, compared with a loss of £76 million in 2009. The improvement reflects the increase in operating profit based on longer-term investment returns and the impact of one-off items. The profit in half year 2010 was reduced by the terminated AIA transaction costs of £377 million, whereas half year 2009 was adversely impacted by the £621 million loss recorded as part of the disposal of the Taiwan Agency business and IGD hedge costs of £216 million.

In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns arising in the year. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS short-term fluctuations in investment returns

Short-term fluctuations in investment returns for our insurance operations of positive £14 million comprise positive £41 million for Asia, negative £120 million for US operations and positive £93 million in the UK.

The positive short-term fluctuations of £41 million for our Asian operations primarily reflect unrealised gains on the shareholder debt portfolio.

The negative short-term fluctuations of £120 million for our US operations principally arise on derivative and embedded derivative value movements. The negative fluctuations from longer-term levels arising in the period from the implied equity volatilities and interest rates used in valuing equity related derivatives and embedded derivatives are only partially offset by the positive market movements of non-equity related derivatives.

The positive short-term fluctuations of £93 million for our UK operations reflect principally value movements on the assets backing the capital of the shareholder-backed annuity business.

Short-term fluctuations for other operations was positive £12 million, and mainly represent unrealised appreciation on Prudential Capital's debt securities portfolio.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of a negative £24 million reflects the impact of a reduced discount rate and offset by lower inflation assumptions of the liabilities of the Scottish Amicable and M&G schemes.

Costs of terminated AIA transaction

As previously discussed, the Group incurred costs of £377 million (£284 million post tax) related to the terminated AIA transaction.

Effective tax rates

The effective rate of tax on operating profits, based on longer-term investment returns, was 25 per cent (2009: 26 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 25 per cent (2009: negative 239 per cent) with 2009 being adversely impacted by the loss on disposal of the Taiwan agency business receiving no tax relief and a restriction on the level of deferred tax asset that could be recognised within Jackson.

EARNINGS AND DIVIDEND PER SHARE

Earnings per share

	Half Year 2010	Half Year 2009
	pence	pence
Basic EPS based on operating profit after tax and non-controlling interest
EEV	48.0	35.4
IFRS	28.6	20.5
Basic EPS based on total profit/(loss) after non-controlling interests
EEV	32.2	0.6
IFRS	17.5	(10.2)

Dividend per share

The 2010 interim dividend of 6.61 pence per ordinary share will be paid on 23 September 2010 in sterling to shareholders on the principal and Irish branch registers at 6.00 pm BST on Friday 20 August 2010 (the" Record Date"), on 24 September 2010 in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 pm Hong Kong time on the Record Date ("HK Shareholders"), and on or about 30 September 2010 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited ("CDP") at 5.00 pm Singapore time on the Record Date ("SG Shareholders"). The dividend payable to the HK Shareholders will be HK$.8038  per ordinary share, which equates to the sterling value translated at the exchange rate ruling at the close of business on 11 August 2010. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP.

It is intended that shareholders will be able to elect to receive ordinary shares credited as fully paid instead of the interim cash dividend under the terms of the Company's scrip dividend scheme.

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account our Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

MOVEMENT ON SHAREHOLDERS' FUNDS

	EEV			IFRS
	Half Year 2010	Half Year 2009	Full Year 2009	Half Year 2010	Half Year 2009	Full Year 2009
	£m	AER £m	AER £m	£m	AER £m	AER £m
Operating profit based on longer-term investment returns	1,677	1,246	3,090	968	688	1,405
Items excluded from operating profit	(723)	(1,179)	(1,347)	(375)	(764)	(659)
Total profit (loss) before tax	954	67	1,743	593	(76)	746
Tax, discontinued operations and non-controlling interests	(142)	(53)	(498)	(151)	(178)	(70)
Profit (loss) for the period	812	14	1,245	442	(254)	676
Exchange movements, net of related tax	798	(1,104)	(750)	307	(298)	(195)
Unrealised gains and losses on Jackson securities classified as available for sale(1)	-	-	-	419	423	1,043
Dividends	(344)	(322)	(481)	(344)	(322)	(481)
New share capital subscribed	39	96	141	39	96	141
Other	94	80	162	27	17	29
Net increase (decrease) in shareholders' funds	1,399	(1,236)	317	890	(338)	1,213
Shareholders' funds at beginning of period	15,273	14,956	14,956	6,271	5,058	5,058
Shareholders' funds at end of period	16,672	13,720	15,273	7,161	4,720	6,271
Comprising
Long-term business
Free surplus (2)	2,737	1,365	2,065
Required capital	3,249	2,799	2,994
Net worth (3)	5,986	4,164	5,059
Value of in-force	11,176	9,510	10,283
Total	17,162	13,674	15,342
Other business (4)	(490)	46	(69)
Total	16,672	13,720	15,273

(1)	Net of related change to deferred acquisition costs and tax.
(2)

The increase in free surplus of £672 million from full year 2009 arises primarily from £849 million being generated by the long-term business, off-set by cash paid to the holding company and other items.

(3)	The increase in net worth in the period principally reflects the free surplus generated in the period, offset by cash paid to the holding company and other items.
(4)

Shareholders' funds for other than long-term business of negative £490 million comprises £1,711 million for asset management operations, including goodwill of £1,230 million, holding company net borrowings of £2,343 million and net other shareholders' funds of £142 million.

EEV

On an EEV basis, which recognises the shareholders' interest in long-term business, shareholder funds at 30 June 2010 were £16.7 billion, an increase of £1.4 billion from the full year 2009 level, equivalent to nine per cent. This increased level of shareholders' funds primarily reflects the profit after tax of £0.8 billion, the positive effects of exchange movements of £0.8 billion offset by the dividend payments of £0.3 billion.

The shareholders' funds at 30 June 2010 relating to long-term business of £17.2 billion comprise £6.7 billion (up 16 per cent from end-2009) for our Asian long-term business operations, £5.0 billion (up 21 per cent from end-2009) for our US long-term business operations and £5.5 billion (consistent with end-2009) for our UK long-term business operations.

At 30 June 2010, the embedded value for our Asian long-term business operations was £6.7 billion, with £5.4 billion (up 17 per cent from end-2009) being in the South East Asia countries of Indonesia, Malaysia, Philippines, Singapore, Thailand, Vietnam together with Hong Kong. For Prudential's other Asian markets, the embedded value was £1.3 billion (up eight per cent from end-2009) in aggregate.

IFRS

Statutory IFRS basis shareholders' funds at 30 June 2010 were £7.2 billion. This compares to the £6.3 billion at 31 December 2009, an increase of £0.9 billion, equivalent to 14 per cent.

The movement reflects the profit for the year after tax of £0.4 billion, exchange translation gains of £0.3 billion, the improvement in the level of net unrealised gains on Jackson's debt securities of £0.4 billion from the position at 31 December 2009 and other items of £0.1 billion, offset by dividend payments of £0.3 billion.

FREE SURPLUS AND HOLDING COMPANY CASH FLOW

Free surplus generation

Sources and uses of free surplus generation from the Group's insurance and asset management operations

Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

For asset management operations we have defined free surplus generation to be total post-tax IFRS profit for the period. Group free surplus generated also includes the general insurance commission earned during the period and excludes shareholders' other income and expenditure, and centrally arising restructuring and Solvency II implementation costs.

	AER
	Half Year 2010	Half Year 2009	Full Year 2009
	£m	£m	£m
Free surplus generation
Expected in-force cash flows (including expected return on net assets)	1,115	949	1,914
Changes in operating assumptions and variances	171	(37)	175
Underlying free surplus generated in the period	1,286	912	2,089
Market related items	52	(502)	(198)
Investment in new business:
Excluding Japan	(337)	(319)	(660)
Japan	(2)	(12)	(15)
Total investment in new business	(339)	(331)	(675)
Free surplus generated in the period from retained businesses	999	79	1,216
Effect of disposal and trading results of Taiwan agency business	-	987	987
Net cash remitted by the business units	(460)	(375)	(688)
Other movements and timing differences	165	241	157
Total movement during the period	704	932	1,672
Free surplus at 1 January	2,531	859	859
Free surplus at end of period	3,235	1,791	2,531
Comprised of:
Free surplus relating to long-term insurance business	2,737	1,365	2,065
Free surplus of other insurance business	17	19	37
IFRS net assets of asset management businesses excluding goodwill	481	407	429
Total free surplus	3,235	1,791	2,531

The total movement in free surplus net of tax in the period can be analysed as follows:

During the first six months of 2010 we generated total free surplus from the retained businesses of £999 million (2009: £79 million). Underlying free surplus generated from the in-force book increased 41 per cent from £912 million in 2009 to £1,286 million in 2010, principally reflecting the underlying growth of the portfolio, and positive changes in operating assumptions and variances of £171 million for our life businesses (2009: negative £37 million). These positive changes include £110 million arising in the UK (2009: negative £60 million) and £96 million in the US principally reflecting favourable spread experience (2009: positive £56 million), and were offset by the negative changes in Asia of £35 million (2009: negative £33 million).

Underlying free surplus generated has been used by our life businesses to invest in new business. Investment in new business[2] has risen by six per cent to £337 million in 2010. This compares to a 28 per cent increase in sales and this improved capital efficiency is primarily the result of continuing the active management of the product mix of the new business sold to achieve the Group's disciplined approach to capital usage.

Market related movements have improved from negative £502 million in 2009 to positive £52 million in 2010, of which £36 million relates to the US.

Value created through investment in new business by life operations

	Half Year 2010
	Asian operations			US operations	UK insurance operations	Group total excluding Japan	Group total including Japan
	Excluding Japan	Japan	Total
	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(123)	(2)	(125)	(179)	(35)	(337)	(339)
Increase in required capital	39	-	39	146	38	223	223
Net worth invested in new business	(84)	(2)	(86)	(33)	3	(114)	(116)
Value of in-force created by new business	382	1	383	268	94	744	745
Post tax new business profit for the year	298	(1)	297	235	97	630	629
Tax	98	-	98	126	38	262	262
Pre-tax new business profit for the year	396	(1)	395	361	135	892	891

New business sales (APE)	713		720	560	382
New business margins (% APE)	56%		55%	64%	35%
Internal rate of return*	>20%		>20%	>20%	>15%

	AER
	Half Year 2009
	Asian operations			US operations	UK insurance operations	Group total excluding Japan	Group total including Japan
	Excluding Japan	Japan	Total
	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(106)	(12)	(118)	(168)	(45)	(319)	(331)
Increase in required capital	29	-	29	149	42	220	220
Net worth invested in new business	(77)	(12)	(89)	(19)	(3)	(99)	(111)
Value of in-force created by new business	289	3	292	209	89	587	590
Post tax new business profit for the year	212	(9)	203	190	86	488	479
Tax	74	-	74	102	36	212	212
Pre-tax new business profit for the year	286	(9)	277	292	122	700	691

New business sales (APE)	524		553	392	376
New business margins (% APE)	55%		50%	74%	32%
Internal rate of return*	>20%		>20%	>20%	>15%

	CER
	Half Year 2009
	Asian operations			US operations	UK insurance operations	Group total excluding Japan	Group total including Japan
	Excluding Japan	Japan	Total
	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(110)	(13)	(123)	(164)	(45)	(319)	(332)
Increase in required capital	30	-	30	146	42	218	218
Net worth invested in new business	(80)	(13)	(93)	(18)	(3)	(101)	(114)
Value of in-force created by new business	305	3	308	204	89	598	601
Post tax new business profit for the year	225	(10)	215	186	86	497	487
Tax	78	-	78	100	36	214	214
Pre-tax new business profit for the year	303	(10)	293	286	122	711	701

New business sales (APE)	555		585	383	376
New business margins (% APE)	55%		50%	74%	32%
Internal rate of return*	>20%		>20%	>20%	>15%

*

The internal rate of return is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

Overall, the Group wrote £1,655 million of sales on an APE basis2 in 2010 (2009: £1,292 million) generating a post-tax new business contribution to embedded value of £630 million (2009: £488 million). To support these sales, we invested £337 million of capital (2009: £319 million). We estimate the Group's internal rate of return for the six months ended 30 June 2010 to be greater than 20 per cent. The amount of capital invested covers both new business strain, including commissions, of £114 million (2009: £99 million) and the required capital of £223 million (2009: £220 million). Management's focus continued to be on capital preservation and so capital investment was focused on those areas which added most value to the Group. While overall investment in new business has risen, the amount of post-tax new business profit contribution (excluding Japan) to embedded value per £1 million of free surplus invested increased by 27 per cent to £1.9 million (2009: £1.5 million) as a result of this strategy.

In Asia, investment in new business[2] was £123 million, which was up 12 per cent compared to 2009 on a CER basis (£110 million). This compares to a 28 per cent increase in new business sales (APE) on a CER basis. For each £1 million of free surplus invested we generated £2.4 million of post-tax new business contribution to embedded value (excluding Japan) (2009: £2.0 million). This increase arises both from a shift in business mix to the high margin territories of South-East Asia and Hong Kong and a lower capital strain as a result of a change in the product mix to more efficient participating and linked products. The reduced strain is offset by negative changes principally arising from the adoption of higher new business required capital levels in a number of businesses in the second half of 2009. The average free surplus undiscounted payback period for business written in the 6 months to 30 June 2010 was 3 years (2009: 4 years).

In the US, investment in new business was £179 million, 9 per cent higher than 2009 on a CER basis (£164 million) considerably lower than the 46% increase in APE new business sales on a CER basis. For each £1 million of free surplus invested we generated £1.3 million of post-tax new business contribution to embedded value (2009: £1.1 million). This higher return reflects a change in business mix with a higher proportion of capital light variable annuity business and a reduced proportion of more capital intensive fixed annuities. The average free surplus undiscounted payback period for business written in the 6 months to 30 June 2010 was 2 years (2009: 2 years).

In the UK, investment in new business decreased by 22 per cent from £45 million in 2009 to £35 million in 2010. This decrease compares with a 2% increase in APE new business sales in the period. For each £1 million of free surplus invested we generated £2.8 million of post-tax new business contribution to embedded value (2009: £1.9 million) reflecting our value focus. The average free surplus undiscounted payback period for business written in the 6 months to 30 June 2010 was 5 years (2009: 5 years).

Holding company cash flow

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the retention and the reinvestment of the free surplus generated at business unit level in the particularly profitable opportunities available to the Group given its established position in key life insurance markets. On this basis, the holding company cash flow statement at an operating level should generally balance to close to zero before exceptional cash flows.

	Half Year 2010	Half Year 2009	Full Year 2009
	£m	£m	£m
Net cash remitted by business units:
UK Life fund paid to Group	202	284	284
Shareholder-backed business:
Other UK paid to Group	67	-	189
Group invested in UK	(6)	(16)	(39)
Total shareholder-backed business	61	(16)	150
UK net	263	268	434

US paid to Group	-	-	39
Group invested in US	-	-	-
US net	-	-	39

Asia paid to Group
Long-term business	99	80	181
Other operations	16	31	46
	115	111	227
Group invested in Asia
Long-term business	(18)	(34)	(101)
Other operations	(30)	(56)	(86)
	(48)	(90)	(187)
Asia net	67	21	40

M&G paid to Group	80	44	93
PruCap paid to Group	50	42	82
Net remittances to Group from Business Units	460	375	688
Net interest paid	(110)	(92)	(214)
Tax received	55	30	71
Corporate activities	(63)	(65)	(163)
Total central outflows	(118)	(127)	(306)
Operating holding company* cash flow before dividend	342	248	382
Dividend paid net of scrip	(318)	(226)	(344)
Operating holding company* cash flow after dividend	24	22	38
Exceptional Items:
Cash flow arising from sale of Taiwan agency business	-	(125)	(125)
Acquisition of UOB Life and related distribution agreements	(244)	-	-
Costs of terminated AIA transaction	(261)	-	-
IGD hedge costs	-	-	(235)
Other cash movements:
Issue of hybrid debt, net of costs	-	380	822
Repayment of maturing debt	-	(249)	(249)
Receipts arising from foreign exchange movements on US$ hedging instruments	-	58	60
Total holding company cash flow	(481)	86	311
Cash and short term investments at beginning of period	1,486	1,165	1,165
Foreign exchange movements	18	1	10
Cash and short term investments at end of period	1,023	1,252	1,486
*	Including central finance subsidiaries.

Operating holding company cash flow for the first half of 2010 before dividend was £342 million, £94 million higher than 2009. After dividend, the operating holding company cash flow was positive £24 million, in line with last year.

The holding company received £460 million net remittances from business units in the first half of 2010, (including £344 million from long-term business operations up from £314 million in 2009), with increased contributions from the Asia, M&G and PruCap businesses. Contributions from UK with-profits were lower reflecting the bonus reductions effected at the start of 2009, culminating in a lower share for shareholders in that year and lower remittances in 2010. Our focused strategy in the UK has delivered positive net remittances to Group of £61 million from our shareholder-backed business.

Capital invested in business units in the first half of 2010 was £54 million compared to £106 million for 2009. Injections into Asia and the UK were both down from 2009 levels, reflecting reduced regulatory needs and our disciplined approach to investment.

Net interest paid in 2010 increased from £92 million to £110 million, following the additional debt raised in 2009.

Tax received in 2010 was £55 million, up from £30 million in 2009 reflecting higher UK taxable profits available for offset, and payments for corporate activities were £63 million (2009: £65 million).

After central costs, there was a net cash inflow before dividend of £342 million in 2010 compared to £248 million for 2009. The dividend paid net of scrip, was £318 million in 2010 compared to £226 million in 2009. The take-up of scrip dividends in 2010 was £26 million compared to £96 million for 2009.

In the first half of 2010, central cash resources funded the acquisition of UOB Life and related distribution agreements. In addition, £261 million relating to costs associated with the terminated AIA transaction were also funded from our central resources.

As a result of the transactions above, together with an £18 million foreign exchange revaluation gain, the overall holding company cash and short-term investment balances at 30 June 2010 decreased by £463 million to £1,023 million from the £1,486 million at 31 December 2009.

BALANCE SHEET

Summary

	AER
	Half Year 2010 £m	Half Year 2009 £m	Full Year 2009 £m
Investments	222,599	179,457	208,722
Holding company cash and short-term investments	1,023	1,252	1,486
Other	19,790	18,677	17,546
Total assets	243,412	199,386	227,754
Less: Liabilities
Policyholder liabilities	198,913	165,047	186,398
Unallocated surplus of with-profits funds	10,066	7,061	10,019
	208,979	172,108	196,417
Less: shareholders' accrued interest in the long-term business	(9,511)	(9,000)	(9,002)
	199,468	163,108	187,415
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,482	2,899	3,394
Other liabilities including non-controlling interest	23,790	19,659	21,672
Total liabilities and non-controlling interest	226,740	185,666	212,481
EEV basis net assets	16,672	13,720	15,273
Share capital and premium	1,983	1,966	1,970
IFRS basis shareholders' reserves	5,178	2,754	4,301
IFRS basis shareholders' equity	7,161	4,720	6,271
Additional EEV basis retained profit	9,511	9,000	9,002
EEV basis shareholders' equity (excluding non-controlling interest)	16,672	13,720	15,273

The following sections focus on key areas of interest in the balance sheet.

Investments

	Half Year 2010				Full Year 2009
	Participating Funds £m	Unit-Linked and variable annuities £m	Shareholder- backed £m	Total Group £m	Total Group £m
Debt securities	51,888	8,325	53,121	113,334	101,751
Equity	27,119	43,875	781	71,775	69,354
Property investments	9,169	717	1,474	11,360	10,905
Commercial mortgage loans	197	-	4,985	5,182	4,634
Other loans	1,875	-	2,530	4,405	4,120
Deposits	6,703	807	2,256	9,766	12,820
Other investments	4,153	90	2,534	6,777	5,138
Total	101,104	53,814	67,681	222,599	208,722

Total investments held by the Group at 30 June 2010 were £223 billion, of which £101 billion were held by participating funds, £54 billion by unit-linked funds and £68 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

Of the £68 billion investments related to shareholder-backed operations, £5.4 billion was held by Asia long-term business, £34.3 billion by Jackson and £24.5 billion by the UK long-term business respectively. In addition £3.5 billion is held by our asset management and other operations.

The investments held by the shareholder-backed operations are predominantly debt securities, totalling £3.7 billion, £27.4 billion and £20.5 billion for Asia, the US and the UK long-term businesses respectively, of which 79 per cent, 95 per cent and 97 per cent are rated, either externally or internally, as investment grade. Included within debt securities of shareholder-backed operations are Tier 1 and Tier 2 bank holdings of £3.2 billion, of which Tier 1 holdings of UK bank securities is £114 million, with exposure being wholly within the UK long-term business. Within Tier 2, our exposure to UK banks is £0.8 billion, with exposure being £0.6 billion, £0.1 billion, and £0.1 billion for the UK long-term business, the US and other operations respectively.

In addition £1.5 billion of debt securities was held by asset management and other operations, substantially all of which was managed by Prudential Capital.

Policyholder liabilities and unallocated surplus of with-profits funds

					AER
	Half Year 2010				Half Year 2009
	Asia £m	US £m	UK £m	Total £m	Total £m
Shareholder-backed business
At 1 January	13,050	48,311	38,700	100,061	92,189
Premiums	1,588	5,656	1,735	8,979	6,969
Surrenders	(621)	(1,767)	(632)	(3,020)	(3,362)
Maturities/Deaths	(58)	(418)	(1,055)	(1,531)	(1,385)
Net cash flows	909	3,471	48	4,428	2,222
Investment related items and other movements	(203)	(424)	1,896	1,269	2,446
Acquisition of UOB Life	464	-	-	464	-
Assumption changes	-	-	(64)	(64)	(63)
Disposal of Taiwan agency business	-	-	-	-	(3,508)
Foreign exchange translation difference	1,150	3,895	(30)	5,015	(7,530)
At 30 June	15,370	55,253	40,550	111,173	85,756
With-profits funds
- Policyholder liabilities - Unallocated surplus				87,740 10,066	79,291 7,061
Total at 30 June				97,806	86,352

Total policyholder liabilities including unallocated surplus at 30 June				208,979	172,108

Policyholder liabilities related to shareholder-backed business grew by £11.1 billion from £100.1 billion at 31 December 2009 to £111.2 billion at 30 June 2010.

The increase reflects positive net cash flows (premiums less surrenders and maturities/deaths) of £4.4 billion in 2010 (2009: £2.2 billion), predominantly driven by strong inflows in the US (£3.5 billion) and Asia (£0.9 billion), as well as positive investment-related and other items of £1.3 billion (2009: £2.4 billion), primarily reflecting the growth in bond and property markets during the year.

Other movements include foreign exchange movements of £5.0 billion (2009: negative £7.5 billion) and an increase following the acquisition of UOB Life of £464 million.

During 2010, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profit funds on a statutory basis remained flat from December 2009 to 30 June 2010 at £10.1 billion.

Shareholders' net borrowings and ratings

Shareholders' net borrowings at 30 June 2010:

	AER
	Half Year 2010			Full Year 2009
	IFRS basis £m	Mark to market value £m	EEV basis £m	IFRS basis £m	Mark to market value £m	EEV basis £m
Perpetual subordinated
Capital securities (Innovative Tier 1)	1,533	(63)	1,470	1,422	(71)	1,351
Subordinated notes (Lower Tier 2)	1,234	89	1,323	1,269	103	1,372
	2,767	26	2,793	2,691	32	2,723
Senior debt
2023	300	27	327	300	8	308
2029	249	(3)	246	249	(14)	235
Holding company total	3,316	50	3,366	3,240	26	3,266
Jackson surplus notes (Lower Tier 2)	166	16	182	154	4	158
Total	3,482	66	3,548	3,394	30	3,424
Less: Holding company cash and short-term investments	(1,023)	-	(1,023)	(1,486)	-	(1,486)
Net core structural borrowings of shareholder-financed operations	2,459	66	2,525	1,908	30	1,938

The Group's core structural borrowings at 30 June 2010 totalled £3.5 billion on an IFRS basis, compared with £3.4 billion at 31 December 2009. The movement of £0.1 billion mainly reflects foreign exchange movements in the period.

After adjusting for holding company cash and short-term investments of £1,023 million, net core structural borrowings at 30 June 2010 were £2.5 billion compared with £1.9 billion at 31 December 2009. The movement of £0.6 billion includes the movement in borrowings of £0.1 billion mentioned above and the use of £505 million of central resources to fund the acquisition of UOB Life and related distribution agreements and the terminated AIA transaction costs.

The Group operates a central treasury function, which has overall responsibility for managing our capital funding programme as well as our central cash and liquidity positions.

In addition to our core structural borrowings set out above, we also have in place an unlimited global commercial paper programme. As at 30 June 2010, we had issued commercial paper under this programme totalling £110 million, US$2,412 million, and EUR 721 million. The central treasury function also manages our £5,000 million medium-term note (MTN) programme covering both core and non-core borrowings. During January 2010, we raised non-core borrowings of £250 million from this programme. In April 2010 we refinanced an existing internal £200 million issue under the same programme. In total at 30 June 2010 the outstanding subordinated debt under the programme was £1,085 million, US$750 million and EUR 520 million, while the senior debt outstanding was £450 million and US$5 million. In addition, our holding company has access to £1.7 billion of committed revolving credit facilities, provided by 16 major international banks, expiring between 2011 and 2013; and an annually renewable £500 million committed securities lending liquidity facility. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2010. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are all available for general corporate purposes and to support the liquidity needs of our holding company and are intended to maintain a strong and flexible funding capacity.

We manage the Group's core debt within a target level consistent with our current debt ratings. At 30 June 2010, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 12.9 per cent, compared with 11.1 per cent at 31 December 2009. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+ (negative watch), A2 (negative outlook) and A+ (negative watch) from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P1 and F1+ respectively.

The financial strength of PAC is rated AA (negative watch) by Standard & Poor's, Aa2 (negative outlook) by Moody's and AA+ (negative watch) by Fitch.

Jackson National Life's financial strength is rated AA (negative watch) by Standard & Poor's, A1 (negative outlook) by Moody's and AA (negative watch) by Fitch.

Financial position on defined benefit pension schemes

The Group currently operates three defined benefit schemes in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS) and two smaller schemes, Scottish Amicable (SAPS) and M&G.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments. The valuations of PSPS as at 5 April 2008 and SAPS as at 31 March 2008 were finalised in the second quarter of 2009. The valuation of the M&G pension scheme as at 31 December 2008 was finalised in January 2010. The valuation of PSPS demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. Accordingly, the total contributions to be made by the Group into the scheme, representing the annual accrual cost and deficit funding, has been reduced from the previous arrangement of £75 million per annum to £50 million per annum including £25 million for deficit funding, effective from July 2009. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations.

The actuarial valuation of SAPS as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, representing a deficit of £38 million. Based on this valuation, deficit funding amounts of £7.3 million per annum designed to eliminate the actuarial deficit over a seven year period are being made from July 2009.

The actuarial valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded, representing a deficit of £51 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period are being made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years.

The valuation basis under IAS 19 for the Group financial statements differs markedly from the full triennial actuarial valuation basis. In particular, reflecting the trust deed provisions over distributions, the underlying surplus of £309 million for PSPS is not recognised. As at 30 June 2010, on the Group IFRS statement of financial position, the shareholders' share of the liabilities for these UK schemes amounted to a £101 million liability net of related tax relief. The total share attributable to the PAC with-profits fund amounted to a liability of £112 million net of related tax relief.

Changes to Group holdings during the period

During the first half of 2010 we completed the acquisition of UOB Life for total cash consideration, after post-tax completion adjustments currently estimated at SGD 67 million (£32 million), of SGD 405 million (£220 million), giving rise to goodwill of £145 million. This acquisition accompanied a long-term strategic partnership with UOB facilitating distribution of Prudential's life insurance products through UOB's bank branches in Singapore, Indonesia and Thailand.

We also announced the acquisition of Standard Life Healthcare by our Pru Health joint venture partner Discovery, and the intention to combine this with the existing Pru Health business. This leads to a reduction in our shareholding in the combined businesses from 50 per cent to 25 per cent and is effective from 1 August, the date of the acquisition.

Risk and capital management

As a provider of financial services, including insurance, we recognise that the managed acceptance of risk lies at the heart of our business. As a result, effective risk management capabilities represent a key source of competitive advantage for our Group.

The Group's risk appetite framework sets out our tolerance to risk exposures as well as our approach to risk management and return optimisation. Under this approach, we monitor our risk profile continuously against agreed limits. Our main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

Our risk exposure and approach to risk management were described in detail in our 2009 year-end report and remain valid.

1 Financial risks

a Market risk

i Equity risk

In the UK business, most of our equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £5.9 billion as at 30 June 2010 (30 June 2009: £5.0 billion), which can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

In Asia, a high proportion of our in-force book is made up of unit-linked products with limited shareholder exposure to equities. We have minimal direct shareholder exposure to Asian equity markets outside our unit-linked holdings.

In the US, where we are a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in our products. We provide guarantees for minimum death benefits (GMDB) on all policies in this class, minimum withdrawal benefits (GMWB) on 59 per cent of the book, and minimum income benefits (GMIB) on only seven per cent. To protect the shareholders against the volatility induced by these embedded options, we use both a comprehensive hedging programme and reinsurance. Due to the inability to economically reinsure or hedge the GMIB, Jackson ceased offering this benefit in 2009.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers generally select conservative investment options. We are able to meet the needs of these customers because our unique and market leading operational platform allows us to tailor more than 1,700 product combinations.

It is our philosophy not to compete on price. Our individual guarantees tend to be more expensive than the market average because we seek to sell at a price capable of funding the cost we incur to hedge or reinsure our risks.

We use a macro approach to hedging that covers the entire risk in the US business. Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of OTC options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital we are putting at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging programme also covers the fees on variable annuity guarantees.

Jackson hedges the economics of its products rather than the accounting result. Accordingly, while its hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable. As previously highlighted this resulted in recognition of £123 million of equity hedge gains in the period (net of related DAC amortisation) as compared to £23 million of losses recognised in the first half of 2009.

ii Interest rate risk
Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

In the US there is interest rate risk across the portfolio. With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest rate related risks. Jackson manages fixed annuity interest rate exposure though a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly, and through the contractual ability to reset crediting rates annually.

In the UK the investment policy for the shareholder-backed annuity business is to match the cash flow from investments with the annuity payments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates, therefore the mismatching position is regularly monitored.

The exposure to interest rate risk arising from Asia is at modest levels.

iii Foreign exchange risk

Prudential principally operates in the UK, the US, and in 13 countries in Asia. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in pounds sterling.

We do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

b Credit risk

In addition to business unit operational limits on credit risk, we monitor closely our counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, we will reduce our exposure, purchase credit protection or make use of collateral arrangements to control our levels of credit risk.

Debt portfolio

Our debt portfolio on an IFRS basis was £113.3 billion at 30 June 2010. £53.1 billion of these assets backed shareholder business, of which 95 per cent were investment grade, compared to 93 per cent at 30 June 2009. Sovereign debt backing shareholder business represented 16.5 per cent of the portfolio, or £8.75 billion at 30 June 2010. Exposures to sovereign debt have increased since December due mainly to an enlarged position in US Treasuries. Seventy five per cent of this was rated AAA and 93 per cent investment grade. Eurozone sovereign exposures backing shareholder business were £3.6 billion at 30 June 2010, of which 98 per cent were AAA rated. Of the remaining two per cent, the highest exposure was in respect of Italy (£53 million) and Spain (less than £1 million) whilst there was no exposure to Greece, Portugal or Ireland. In addition, sovereign exposure to Thailand is £122 million.

Asia

Asia's debt portfolio totalled £12.4 billion at 30 June 2010. Of this, approximately 70 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 30 per cent is shareholder exposure and is invested predominantly (79 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in the first half of 2010.

UK

The UK's debt portfolio on an IFRS basis is £72.1 billion as at 30 June 2010, including £45.9 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £5.6 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £20.5 billion backing the shareholders' annuity business and other non-linked business (of which 79 per cent is rated AAA to A, 17 per cent BBB and 4 per cent non-investment grade).

On a statutory (Pillar 1) basis we have held prudent credit reserves within the UK shareholder annuity funds of £1.7 billion to allow for future credit risk. For Prudential Retirement Income Limited (PRIL) this allowance is set at 67bps at 30 June 2010 (31 December 2009: 71bps). This now represents 39 per cent of the portfolio spread over swaps compared to 41 per cent as at 31 December 2009. No defaults were reported on the debt portfolio held by the UK shareholder backed annuity business in the first half of 2010.

During the first half of 2010 we continued to materially reduce our holdings in subordinated financial debt backing our annuity business, improving the overall credit quality of our bond portfolios. This has resulted in gross losses of £85 million on shareholder-backed business and £37 million on policyholder backed business in the period. On a Pillar I basis these losses have been fully offset by a reduction in long-term default reserves of £85 million shareholder/£31 million policyholder that arose as a result of the improvement in the quality of our remaining bond portfolios and a further £6 million policyholder release of short-term default reserves which were allocated to the assets sold. On an IFRS basis, the gross costs less the reduction in long-term and short-term default reserves resulted in a small overall pre-tax loss to the policyholders (£4 million) and had no impact on IFRS pre-tax shareholder operating profit.

US

The most significant area of exposure to credit risk for the shareholders is Jackson in the US. At 30 June 2010 Jackson's fixed income portfolio totalling £27.4 billion, comprised £20.5 billion corporate and government debt, £3.3 billion of Residential Mortgage Backed Securities (RMBS), £2.5 billion of Commercial Mortgage Backed Securities (CMBS) and £1.1 billion of other instruments.

The US corporate and government debt portfolio of £20.5 billion is comprised of £17.8 billion of corporate debt and £2.7 billion of government debt. Of the £17.8 billion of corporate debt 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately eight per cent of the portfolio. The non-investment grade corporate debt portfolio is also well diversified with an average holding of £8 million. Our largest sector exposures in the investment grade corporate debt portfolio are Utilities and Energy at 16 per cent and 15 per cent respectively. We actively manage the portfolio and will sell exposures as events dictate.

Within the RMBS portfolio of £3.3 billion, the agency guaranteed portion is 57 per cent. Another 21 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Our exposure to the 2006/2007 vintages totals £429 million of which £412 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £17 million. The total RMBS portfolio has an average fair value price of 87 cents on the dollar.

The CMBS £2.5 billion portfolio is performing strongly, with 33 per cent of the portfolio rated AAA and less than one per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 30 per cent. This level provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before we are at risk.

In Jackson, total amounts charged to profits relating to debt securities were £ 161 million (2009: £366 million). This is net of recoveries/reversals recognised in the year of £3 million (2009: £2 million).

In the first half of 2010, Jackson's total defaults were nil (2009: less than one million). In addition, as part of our active management of the book, we incurred losses net of recoveries and reversals of £97 million (2009: £42 million) on the sale of impaired bonds.

IFRS write-downs excluding defaults for the half year were £64 million compared to £324 million in the equivalent period of 2009. Of this amount £39 million (2009: £239 million) was in respect of RMBS securities.

The impairment process reflects a rigorous review of every single bond and security in our portfolio. Our accounting policy requires us to book full mark-to-market losses on impaired securities through our income statement. However we would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

Unrealised gains and losses on debt securities in the US

Jackson's net unrealised gains from debt securities has steadily improved from negative £2,897 million at 31 December 2008 to positive £4 million at 31 December 2009 to £1.2 billion at 30 June 2010. The gross unrealised loss position moved from £966 million at 31 December 2009 to £521 million at 30 June 2010. Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £340 million at 30 June 2010 compared to £594 million at 31 December 2009.

Asset management

The debt portfolio of the Group's asset management operations of £1.5 billion as at 30 June 2010 is principally related to Prudential Capital operations. Of this amount substantially all were rated AAA to A- by S&P or AAA by Moody's.

Loans

Of the total Group loans of £9.6 billion at 30 June 2010, £7.5 billion are held by shareholder-backed operations comprised of £5.0 billion commercial mortgage loans and £2.5 billion of other loans.

Of this total held by shareholder-backed operations, the Asian insurance operations held £0.5 billion of other loans, the majority of which are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies. The US insurance operations held £4.5 billion of loans, comprising £3.9 billion of commercial mortgage loans, all of which are collateralised by properties, and £0.6 billion of policy loans. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The UK insurance operations held £1.1 billion of loans, the majority of which are mortgage loans collateralised by properties.

The balance of the total shareholder loans amounts to £1.4 billion and relates to bridging loan finance managed by Prudential Capital.

c Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses. We continue to conduct rigorous research into longevity risk using data from our substantial annuitant portfolio. Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

d Liquidity risk

The holding company has significant internal sources of liquidity which are sufficient to meet all of our expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.2 billion of undrawn committed facilities, including £1.7 billion of syndicated and bilateral committed banking facilities, expiring between 2011 and 2013, and an annually renewable £500 million committed securities lending facility. In addition the Group has access to liquidity via the debt capital markets. Recent issues include two hybrid instruments for approximately £850 million in 2009 and a £250 million senior 3-year MTN in 2010. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last 10 years. Liquidity uses and sources have been assessed at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio (LCR) have been assessed to be sufficient under both sets of assumptions.

2 Non-financial risk

Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. We process a large number of complex transactions across numerous and diverse products, and are subject to a number of different legal and regulatory, including tax regimes. We also have a significant number of third-party relationships that are important to the distribution and processing of our products, both as market counterparties and as business partners.

We use the qualitative and quantitative analysis of operational risk exposures material to the Group to support business decisions, to inform overall levels of capital held and to assess the adequacy of the corporate insurance programme.

3 Risk factors and contingencies

Our disclosures covering risk factors can be found at the end of this document. Note AC of the IFRS basis condensed consolidated financial statements gives an update on the position for contingencies of the Group since those published in the 2009 Annual Report.

Capital management

Regulatory capital (IGD)

Prudential is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involves aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

Our capital position remains strong. We have continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our Insurance Groups Directive (IGD) capital surplus was £3.4 billion at 30 June 2010 (before taking into account the 2010 interim dividend), covering our capital requirements 2.7 times. This compares to a capital surplus of £3.4 billion at the end of 2009 (before taking into account the 2009 second interim dividend).

The movements during 2010 mainly comprise:

•     Net capital generation mainly through operating earnings (in-force releases less investment in new business) of £0.8 billion;

•     Foreign exchange movements of £0.2 billion;

Offset by:

•     Final 2009 dividends, net of scrip, of £0.3 billion;

•     Inadmissible assets arising on the purchase of UOB's life insurance subsidiary in Singapore of £0.2 billion;

•     Impact of costs incurred in relation to the terminated AIA acquisition of £0.3 billion; and

•     External financing costs and other central costs of £0.2 billion.

We continue to have further options available to us to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

In addition to our strong capital position, on a statutory (Pillar 1) basis the total credit reserve for the UK shareholder annuity funds also protects our capital position in excess of the IGD surplus. This credit reserve as at 30 June 2010 was £1.7 billion. This represents 39 per cent of the portfolio spread over swaps, compared to the 41 per cent as at 31 December 2009.

Stress Testing

As at 30 June 2010 stress testing of our IGD capital position to various events has the following results:

•     An instantaneous 20 per cent fall in equity markets from 30 June 2010 levels would reduce the IGD surplus by £250 million;

•     A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £650 million;

•     A 150bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £350 million;

•     Credit defaults of ten times the expected level would reduce IGD surplus by £550 million.

We believe that the results of these stress tests, together with our Group's strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into our risk profile.

Solvency II

The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new solvency framework, was formally approved by the Economic and Financial Affairs Council in November 2009. The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Having assessed the high-level requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated by Group Head Office to achieve consistency in the understanding and application of the requirements.

Over the coming months we will be progressing our implementation plans further and remaining in regular contact with the FSA as we prepare for the initial stage of the approval process for the internal model.

CORPORATE GOVERNANCE

Hong Kong listing obligations

The directors confirm that from the date of listing of 25 May 2010, the Company has complied with the code provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange. The directors also confirm that the half year results have been reviewed by the Group Audit Committee.

BUSINESS UNIT REVIEW

Insurance operations

Asia

Market overview

During the first half of 2010, Asian equity markets were adversely impacted by concerns over the global economy and the likelihood of a 'double-dip' recession. However there are few signs of any aggressive downgrading of growth forecasts in Asia as markets consider that the Asia growth story is far less dependent on the US than it has been in the past. The expectations for China's growth rates appear to suggest they will moderate rather than stall and hence this will not destabilise this region. Rapid inflation in India is a concern and the Indian central bank has responded by increasing interest rates four times so far this year.

The region's life insurance sector has continued to recover well from the 2008/2009 downturn. During the first quarter 2010 most territories reported double digit growth in new business premiums compared to the same period in 2009. Local regulatory responses to the economic turmoil are in line with our expectations and we are seeing increased emphasis on measures to strengthen the industry. For example, in Korea the new Insurance Act includes new measures to protect customers from aggressive selling techniques and in Singapore MAS have proposed that insurers establish risk committees at the board level comprising a majority of non executive directors. In India, the IRDA has prepared draft guidelines for the IPO of insurance companies and these are expected to be discussed with the industry and Stock Exchange over the coming months.

Strategy overview

Prudential's strategy in Asia remains firmly focussed on expanding our distribution reach via tied agency and partnerships together with continuing to improve distributors' productivity. Our products provide financial solutions to customers that meet their long term savings and protection needs while balancing capital efficiency and delivering excellent returns to shareholders. Although this strategy is designed to deliver growth rates that exceed the market over the long term, we do not pursue headline growth for its own sake and so will not offer products that we believe have a high risk of adversely impacting shareholder value.

We are already successfully operating in the region's highest value markets however we do continue to keep under review opportunities to expand into new territories.

Financial performance

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales (excluding Japan)	713	524	36	555	28
NBP (excluding Japan)	396	286	38	303	31
NBP margin (excluding Japan) (% APE)	56%	55%		55%
NBP margin (% PVNBP)	11.9%	11.2%		11.3%
Total EEV operating profit*	636	401	59	418	52
Total IFRS operating profit*	262	212	24	224	17

*Operating profit from long-term operations excluding asset management operations, development costs and Asia regional head office expenses and including Japan.

During the first half of 2010, Prudential Asia delivered excellent new business growth, continuing the trend seen in the first quarter this year. This demonstrates the continued strength of our businesses in Asia and we expect this strength to be reflected in an outperformance over market average growth in most countries. At £713 million, new business APE for the first half of the year is at a record high, exceeding the previous record of first half 2008 (£620 million) and 36 per cent ahead of the same period last year. This growth is broadly based with all operations, except Korea, having delivered double digit growth rates.

Agency remained the dominant distribution channel during the first half of 2010 generating 63 per cent of total APE (2009: 62 per cent) and Prudential's success in managing agency is reflected by average agent numbers (ex India) growing by 15 per cent to 153,000 agents compared to the first half last year and average APE per agent increasing by 11 per cent. Bank distribution has also performed very well with APE up 42 per cent over the same period last year. Prudential's new partnership with UOB has been particularly successful generating APE of £11 million already in Singapore and Thailand; Indonesia's start has been slower due to regulatory approvals for the partnership with UOB needing to be finalised.

Prudential's ongoing focus on higher margin regular premium business is reflected by its proportion of total APE remaining at 94 per cent, as it was in the first half of 2009. The proportion of linked business in the product mix for the first half this year is 42 per cent, marginally higher than 41 per cent for the same period last year. Although sales of health and protection products have increased by 31 per cent to £184 million APE, their proportion of the sales mix has declined marginally, from 27 per cent to 26 per cent reflecting their lower premium size relative to the savings and protection components. This consistency in delivering our product strategy is reflected by the stability of the EEV new business profit margins that at 56 per cent are marginally up on the same period last year (2009: 55 per cent). New business profits of £396 million are up 38 per cent on the same period last year demonstrating Prudential's success in delivering top line growth and, importantly, maintaining profitability discipline.

EEV operating profits of £636 million are up a very strong 59 per cent on the first half 2009 with significant drivers being the increased new business profits and increasing size of the in-force book and related profit. Following the adjustments made to persistency assumptions last year, this half year assumption changes are small at negative £14 million. Experience variances at negative £(45) million are 25 per cent lower than the same period last year. The £45 million includes adverse persistency variances of negative £(41) million and other experience variances, including expenses, of negative £31 million being offset by positive claims variances of £28 million. Negative expense variances arise in the newer operations as these continue to build scale. Given the scale of EEV shareholder funds of the long-term business at £6.7 billion, these experience variances and assumption changes remain small.

IFRS operating profits of £262 million are up 24 per cent over the same period last year. Excluding the exceptional release of RBC related reserves in Malaysia last year, operating profits are up a significant 76 per cent. The largest contributor to IFRS profits for the first half this year was Indonesia, which grew by 67 per cent to £70 million.

Free surplus new business strain excluding Japan was £123 million and total free surplus generation of £198 million is up 90 per cent on the same period last year. In total the Asia Life operations remitted a net £81 million of cash to Group during the first half compared to £46 million last year, an increase of 76 per cent.

We continue to manage our investment in new business, focusing on value creation. New business written in the period has an average internal rate of return (IRR) in excess of 20 per cent and an average pay back period of three years.

Looking at developments in each of our major markets:

China

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	27	21	29	21	29

In China, Prudential's share of new business volumes for the first half of 2010, reflecting our 50 per cent ownership, is £27 million up 29 per cent on 2009 and represents our highest ever first half. CITIC Prudential remains one of the leading foreign joint ventures in China and operates in 31 cities.

CITIC Prudential is growing multi channel distribution in China; in the first half the mix of APE by distribution channel was approximately 50:50 agency and bancassurance. Competition for agents in China is high but although our number declined by 20 per cent in the first half 2010 compared to the same period last year our focus on quality and productivity management is demonstrated by an increase of 48 per cent in average APE per agent. We work with a number of banks in China but the largest contributor to APE is CITIC Bank where we have increased by 19 per cent the number of branches we operate from 294 to a total of 350.

New business profit margins in China, at 44 per cent for the half year, are only marginally lower than last year (2009: 45 per cent).

Hong Kong

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	130	95	37	92	41

Hong Kong continues to perform very well with growth rates closer to an emerging market rather than those which might be expected from one of Asia's more mature economies. Prudential is well placed in Hong Kong as the market leading producer of agency business and the exclusive partner in a very successful bancassurance distribution agreement with Standard Chartered Bank.

First half 2010 APE of £130 million is up 37 per cent over the same period in 2009 with both agency and bank distribution performing very well. Average agent numbers for the first half 2010 were up 15 per cent and the average APE per agent was up 29 per cent. In the bank channel Financial Service Consultant headcount has remained broadly in line with last year with increased production being driven by higher conversion rates and higher average case sizes. Production from bank staff has increased significantly over last year.

New business profit margins in Hong Kong remain very strong at 72 per cent with the slight decline from 76 per cent for the first half last year resulting from a lower proportion of protection products in the mix as average premiums for the savings element of policies have increased.

India

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	119	76	57	80	49

In India, ICICI-Prudential has seen resurgence in new business volumes during the first half following on from the market related decline in 2009. The product mix in India continues to be predominately unit-linked based. The regulatory changes effective from this year designed to ensure customers treat investment linked insurance products as longer term financial solutions did not affect our performance because this has been the way we have consistently positioned these products.

Agency remains our dominant distribution channel in India and although the average number of agents has declined by 13 per cent to 227,000  agents as we actively manage out non performers, average APE per agent has increased by 55 per cent reflecting the success of productivity related initiatives. We continue to work with a number of bank partners in India that generated 27 per cent of total APE and we are also successfully expanding into the broker channel with APE generated from this channel up 200 per cent over the same period last year and contributing 20 per cent of total APE.

New business profit margins in India at 20 per cent for the first half have increased by one percentage point over the same period last year.

Indonesia

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	129	83	55	98	32

Growth in Indonesia continues at a fast pace with £129 million of new business APE up 55 per cent on the first half of 2009. Agency continues to be the predominant distribution channel and our successful agency management system has driven an 18 per cent increase in average agency numbers to 82,000 for the half year 2010 coupled with a 10 per cent increase in the average APE generated per agent. These results demonstrate that regulatory changes implemented this year to tighten agency licensing requirements in the industry have not impacted our business.

New business in Indonesia is mostly protection business and unit-linked, of which within unit-linked 22 per cent is takaful. New business profit margins in Indonesia remain very strong at 71 per cent, up from 61 per cent for the first half of last year.

Korea

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	45	66	(32)	75	(40)

As seen during 2009, the market in Korea remains very challenging and a key contributing factor to the 32 per cent decline in new business volumes over the first half 2009 to £45 million. The performance in the first half of 2010 continues to be informed by our unwillingness to compete in the low margin, high capital guaranteed products sector. Our average agent numbers in Korea have declined by 39 per cent compared to the first half 2009, but we continue to remain focussed on quality as reflected by a 11 per cent increase in average APE per agent. Although generating a small proportion of total APE (nine per cent for first half 2010), the bank channel had a stronger first half with APE up more than double over prior year with Citibank and SC First Bank generating the majority of the APE.

Persistency in Korea is on an improving trend, particularly during the first year of policies' lives, which is significantly higher than the equivalent cohort last year.

New business profit margins in Korea at 45 per cent have improved significantly over the 36 per cent reported last year as the proportion of linked business in the mix has increased from 71 per cent to 80 per cent.

Malaysia

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	77	52	48	56	38

Malaysia delivered an excellent first half with new business APE up 48 per cent over the first half last year. Agency is Prudential's major distribution channel in Malaysia and the success of our agency management is evidenced by average agent numbers being up 12 per cent over the same period last year and average APE per agent being up 25 per cent. Malaysia remains an exemplary operation in terms of packaging higher margin protection components with core savings policies and in 2010 we also launched a very popular new par product that generated 20 per cent of new business APE during the period.

Singapore

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	75	52	44	54	39

Singapore also had an exceptionally strong first half in 2010, with new business volumes up 44 per cent to £75 million. Agency generated 73 per cent of APE during the first half and although average agent numbers only increased by a modest four per cent, productivity initiatives boosted average APE per agent by 31 per cent. APE from partnership distribution increased by 66 per cent, supported by the new relationship with UOB bank that got underway in the first quarter and is exceeding our performance expectations. To date sales from UOB have been predominantly from bank staff as we are early in the process of embedding our Financial Service Consultants.

During the first half protection business still remains popular in Singapore and represented 29 per cent of the total APE, and the proportion of linked business increased to 25 per cent, up from 19 per cent for the same period last year.

Taiwan

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	70	51	37	52	35

Following our exit from the agency channel in 2009, Taiwan is now successfully focussed on bank distribution principally with partners E.Sun Bank and Standard Chartered Bank. New business volumes of £70 million for the first half 2010 are up 37 per cent on the same period last year. E.Sun Bank has delivered a particularly material increase in activity from both the Financial Service Consultants and bank staff.

We have increased the proportion of protection business in the product mix from 12 per cent to 16 per cent and this has supported an increase in average new business profit margins of four percentage points from 15 per cent to 19 per cent.

Others - Philippines, Thailand and Vietnam

	AER			CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	41	27	52	27	52

In the first half Vietnam delivered a solid result with APE sales up 20 per cent on the prior period on the reported basis. Both Philippines and Thailand have had record first halves with growth of 150 per cent and 63 per cent respectively. In the Philippines agent numbers have increased by 30 per cent and a new bancassurance initiative with HSBC contributed 17 per cent of total APE in the first half. In Thailand our new relationship with UOB got off to a very encouraging start and generated 38 per cent of new business.

Japan

We announced at the start of 2010 that PCA Life Japan was suspending writing new business sales with effect from 15 February 2010. Sales for Japan in the first half of 2010 amounted to £7 million (first half 2009: £29 million). In order to reflect the results of our ongoing Asian operations, APE sales and NBP metrics included in this announcement exclude the contribution from Japan.

US operations

	AER			CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	560	392	43	383	46
NBP	361	292	24	286	26
NBP margin (% APE)	64%	74%		74%
NBP margin (% PVNBP)	6.5%	7.5%		7.5%
Total EEV operating profit*	667	501	33	490	36
Total IFRS operating profit*	450	217	107	212	112

*Based on longer-term investment returns excludes broker-dealer, fund management and Curian

Introduction

The United States is the world's largest retirement savings market. Each year as more of the 78 million baby boomers[5] reach retirement age, additional amounts of retirement assets will shift from asset accumulation to income distribution. There are already $2 trillion of assets generating retirement income in the US - and this amount is forecast to rise to some $7.3 trillion by 2029[6].

During the first half of 2010, the US financial services industry continued to face many challenges. The continued recovery witnessed in the first quarter - the S&P 500 index increased five per cent, interest rates remained relatively steady and AA corporate spreads and volatility declined somewhat from year-end 2009 levels - was reversed in the second quarter - the S&P 500 index ended the first half of the year down 7.6 per cent, 10-year Treasury rates dropped below three per cent, swap rates declined to approximate historic lows, AA corporate spreads increased slightly and volatility increased to levels more consistent with the end of the first half of 2009.

These unstable market conditions continue to provide a competitive advantage to companies with strong financial strength ratings and a relatively consistent product set. Companies that were hardest hit by the market disruption over the past 24 months are still struggling to regain market share as customers are increasingly seeking product providers that offer consistency, stability and financial strength. Jackson has continued to benefit significantly from this flight to quality. Through its financial stability and innovative products that provide clear value to the consumer, Jackson has established a reputation as a high-quality and reliable business partner, with sales increasing as more advisers have recognised the benefits of working with Jackson.

Jackson's strategy remains focused on increasing volumes in variable annuities whilst managing fixed annuity sales in line with the goal of capital preservation. There were no institutional sales during the first half of 2010, as we directed available capital to support higher-margin variable annuity sales.

Financial performance

Jackson delivered total APE sales of £560 million in the first half of 2010, representing a 43 per cent increase over the same period of 2009. APE retail sales in the first half of 2010 were also £560 million, the highest half-year total in the company's history. This achievement continues to demonstrate the resilience of Jackson's business model, as well as high-quality products, exceptional wholesaling support and consistency demonstrated throughout the economic downturn.

In light of continued volatility in US equity markets, and historically low interest rates, customers are increasingly seeking to mitigate equity risk while receiving an acceptable return through the purchase of fixed index annuities and variable annuities with guaranteed living benefits. Jackson is a beneficiary of this trend.

Variable annuity APE sales of £447 million through June 2010 were up 77 per cent from the same period of 2009, with second quarter APE sales of £246 million, up 22 per cent on the first quarter, despite an environment in which equity markets declined 13 per cent in May and June. In the first quarter of 2010, Jackson ranked fourth in new variable annuity sales in the US with a market share of 10 per cent, up from eighth and a market share of five per cent in the first quarter of 2009[7]. With significant sales increases and continued low surrender rates, Jackson also ranked first in variable annuity net flows in the first quarter of 2010, up from fifth in the first quarter of 2009[8].

Fixed annuity APE sales of £42 million were down 40 per cent from the prior year, as consumer demand for the products fell due to the low interest rate environment. Jackson's new business opportunities were balanced with the goals of capital and cash conservation. Jackson ranked ninth in sales of traditional deferred fixed annuities during the first quarter of 2010, with a market share of three per cent[9].

Fixed index annuity (FIA) APE sales of £60 million in the first half of 2010 were up three per cent over the first half of 2009. Industry FIA sales have benefited from an increase in customer demand for products with guaranteed rates of return, coupled with additional upside potential linked to stock market index performance. Additionally, Jackson's FIA sales have benefited from the company's strong financial strength ratings and disruptions among some of the top FIA sellers. Jackson ranked fourth in sales of fixed index annuities during the first quarter of 2010, with a market share of 6.9 per cent, up from sixth and a market share of five per cent in the first quarter of 2009[10].

Retail annuity net flows increased 93 per cent, reflecting the benefit of record sales and continued low levels of surrender activity.

Jackson has maintained the same financial strength ratings for more than seven years and, during 2009 and 2010, all four of the major rating agencies affirmed Jackson's financial strength ratings.

Jackson achieved extraordinary EEV new business margins in 2009, partially as a result of our ability to take advantage of extreme dislocation in the corporate bond market. While the recovery in the corporate bond market has led to somewhat lower EEV new business margins due to lower spreads in 2010, we continue to write new business at internal rates of return in excess of 20 per cent, with a payback period of two years.

The abnormally high spread assumptions in 2009 included a provision that crediting rates and spreads would normalise in the future.

EEV basis new business profits of £361 million were up 24 per cent on the first half of 2009, reflecting a 43 per cent increase in APE sales offset somewhat by lower new business margins. Total new business margin was 64 per cent, compared to 74 per cent achieved in the first half of 2009.

The variable annuity new business margin of 71 per cent in the first half of 2010 held steady with the same period in 2009, as lower spreads on the guaranteed funds were offset by an increase in the take-up rate on guaranteed benefits - particularly guaranteed minimum withdrawal benefits.

The fixed index annuity new business margin decreased from 85 per cent in the first half of 2009 to 45 per cent in the first half of 2010 due to decreased spread assumptions and an increase in the discount rate for short-term credit risk. These factors also caused the fixed annuity new business margin to normalise from 77 per cent to 31 per cent. For both products, the spread assumptions decreased due primarily to abnormally high investment yields during the first half of 2009.

Total EEV basis operating profit for the long-term business in the first half of 2010 was £667 million, compared to £501 million in the first half of 2009. In-force EEV profits of £306 million for the first half of 2010 were 46 per cent higher than the first half 2009 profit of £209 million. Experience variances and other items were £42 million higher in the first half of 2010 due primarily to favourable spread and persistency variances that were partially offset by lower expense and mortality variances.

In the first half of 2010, Jackson invested £179 million of free surplus to write £560 million of new business, which equated on average to £32 million per £100 million of APE sales (2009: £43 million). The reduction in capital consumption year-on-year was caused predominantly by the differing business mix in the first half of 2010, when Jackson wrote a higher proportion of variable annuity business while maintaining a very disciplined approach to fixed and fixed index annuity pricing.

IFRS pre-tax operating profit for the long-term business[4] was £450 million in the first half of 2010, more than double the £217 million in the first half of 2009. This increase was primarily due to higher separate account fee income as the equity markets rallied throughout the second half of 2009 and first quarter of 2010, higher spread income and a £123 million benefit from net equity hedging gains. Jackson hedges the product economics rather than the accounting results and higher hedge gains were primarily a result of market movements during the first half of 2010 (S&P 500 down 7.6 per cent in first half 2010, up 1.8 per cent in first half 2009) and the accounting differences that arise as the liabilities for certain guaranteed minimum death and withdrawal benefits are not marked to fair value similarly to the hedging instrument. Hedging results also benefited from Jackson's separate accounts outperforming the overall market. Jackson's separate accounts historically outperform in down markets and lag somewhat in rising markets given the mix of assets in our underlying portfolios.

At 30 June 2010, Jackson had £24 billion in separate account assets. Separate account assets averaged £9 billion higher than during the same period of 2009, reflecting the impact of sales and the improved market performance during the second half of 2009. This increase, combined with the increasing take-up rate on VA guaranteed benefits, resulted in VA fee income of £342 million during the first half of 2010, up 68 per cent over the £204 million during the first half of 2009.

With the improvement in the bond and equity markets throughout the second half of 2009 and first half of 2010, and active management of the investment portfolio to reduce certain investment risks in 2010, Jackson had net realised gains of £8 million in the first half of 2010 compared to net realised losses of £291 million in the first half of 2009. Jackson incurred losses, net of recoveries and reversals, on credit related sales of bonds of £97 million (2009:£42 million). Write downs were £64 million (£324 million in first half of 2009), including £39 million on RMBS and £25 million on ABS. More than offsetting these losses were interest related gains of £169 million (2009: £75 million), primarily due to sales of lower rated CMBS and corporate debt.

Gross unrealised losses improved from £966 million at 31 December 2009 to £521 million at 30 June 2010. The net unrealised gain position has also improved significantly, from £4 million at 31 December 2009 to £1,171 million at 30 June 2010 due primarily to a 91bp decline in the US Treasury rates offset somewhat by slightly higher AA corporate spreads.

UK operations

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
APE sales	382	376	2	376	2
NBP	135	122	11	122	11
NBP margin (% APE)	35%	32%		32%
NBP margin (% PVNBP)	4.4%	4.0%		4.0%
Total EEV operating profit	472	433	9	433	9
Total IFRS operating profit	330	330	-	330	-

Prudential UK continues to focus on balancing writing new business with sustainable cash generation and capital preservation. By competing selectively in the UK's retirement savings and income markets, it has successfully generated attractive returns on capital employed.
The business remains a market leader in both individual annuities and with-profits and has a unique combination of competitive advantages including longevity experience, multi-asset investment capabilities, strong brand and financial strength.

Financial performance

Total APE sales for the first half of 2010 of £382 million were two per cent up on 2009. This performance is entirely consistent with Prudential UK's strategy of not pursuing top-line sales growth as a business objective but instead deploying capital to opportunities that play to the core strengths of the business, which has enabled it to continue writing profitable new business while maintaining margins.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate pensions business in its life fund, with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business growth in Prudential UK was in excess of 15 per cent.
Prudential UK has a strong individual annuity business, built on a robust profit flow from its internal vestings pipeline from maturing individual and corporate pension policies. This strong flow of business is supplemented by strategic partnerships with third parties where Prudential is the recommended annuity provider for customers vesting their pensions at retirement.

During the first half of 2010, Prudential UK continued to actively manage sales volumes to control capital consumption. Total individual annuity sales of APE £112 million were two per cent lower than the first half of 2009. With-profits sales for the half-year were 22 per cent of total annuity sales, compared with 14 per cent for the corresponding period last year, due to the success of the innovative new Income Choice Annuity launched in March 2009.

Internal vestings were 12 per cent down on 2009, principally due to lower asset values in the first quarter and the proportion of customers vesting with Prudential UK being lower than in the first half of 2009.

Onshore bond sales of APE £69 million were down nine per cent, including with-profits bond sales of APE £60 million which were 15 per cent down on the first half of 2009. PruFund made up 77 per cent of total with-profits bonds, with sales continuing to be driven by customer demand for products offering a smoothed investment return and optional guarantees. Unit-linked bond sales at APE £9 million were £4 million (71 per cent) above the first half of 2009, helped by the launch of Pru Dynamic funds in January 2010.

Within corporate pensions, Prudential UK continues to focus principally on the opportunities from Additional Voluntary Contribution (AVC) arrangements to the public sector as well as opportunities from the substantial existing Defined Contribution book of business. Prudential administers corporate pensions for over 600,000 members. Prudential UK has been the sole AVC provider to Teachers Pensions for 20 years and provides AVCs to 65 of the 99 Local Government Authorities in England and Wales. For the first half of 2010, corporate pension sales of APE £122 million were six per cent above 2009 and growth into existing schemes has remained healthy.

Sales of other products at APE £78 million were 11 per cent higher than in the first half of 2009. Individual pension sales of £41 million (including income drawdown) were 12 per cent up on the first half of 2009. Sales of the Flexible Retirement Plan, Prudential UK's individual pension product with customer-agreed remuneration, grew by 20 per cent to £12 million. Sales have been helped by PruFund Cautious, launched in the fourth quarter of 2009, and the new Pru Dynamic portfolio funds launched in January 2010, which together made up 29 per cent of individual pension sales. Sales of the income drawdown product of APE £7 million were up 41 per cent on the same period last year, reflecting Prudential UK's strong proposition with the option of guarantees either through PruFund or traditional with-profits.

Prudential UK announced its exit from the equity release market in the last quarter of 2009 due to the capital-intensive nature of the product and long pay-back period. Sales of APE £5 million were broadly in line with 2009, driven from the pipeline of business in progress and additional drawdowns on the in-force book. Existing customers are not impacted in any way by the closure to new business.

The PruHealth joint venture uses the Prudential brand and Discovery's expertise to build branded distribution in Health and Protection. In August 2010, Discovery announced the completion of the acquisition of Standard Life Healthcare and its combination with the PruHealth business. This acquisition was fully funded by Discovery and as a result, Prudential reduced its shareholding in the combined business from 50 per cent to 25 per cent with effect from 1 August 2010, the date of the acquisition. PruHealth currently has 220,000 lives insured, an increase of five per cent over the last year. PruProtect sales at APE £11 million were £5 million (98 per cent) up on the first half of 2009, supported by the launch of the "Essential" Plan in November 2009.
Prudential UK has maintained a strict focus on value in the bulk annuity and back-book markets. In the first half of 2010, Prudential UK did not write any new business in this market reflecting its disciplined approach of only participating in transactions that meet strict return on capital requirements.

EEV new business profit increased by 11 per cent to £135 million in the first half of 2010 from £122 million in 2009, reflecting an increase in new business margin to 35 per cent from 32 per cent. This was primarily due to increased margins on with-profits bond business together with strong margins achieved on shareholder-backed annuity business.

EEV basis total operating profit based on longer-term investment returns of £472 million (including £23 million of General Insurance commission), was up nine per cent compared with the first half of 2009. This was mainly the result of the in-force operating profit (at £314 million) being up 11 per cent on the first half of 2009. The increase in in-force operating profit was principally within shareholder-backed annuity business.

Prudential UK continues to manage actively the retention of the in-force book. During the first half of 2010, experience at an aggregate level has been in line with long-term assumptions.

The average free surplus undiscounted payback period for business written in the first half of 2010 was five years.

Total IFRS operating profit remained stable in 2010 at £330 million. Non-long term business IFRS profit reflected a profit of £23 million from general insurance commission, 15 per cent below 2009 due to lower in-force policy numbers as the business matures.

Prudential UK has continued to make good progress against its cost reduction plans. As previously announced, the first phase of the programme delivered savings of £115 million per annum, with a further £80 million per annum expected to be delivered by the end of 2010. By 30 June 2010, the total annual cost savings target of £195 million per annum savings had been delivered, which was earlier than originally planned.

Financial strength of the UK Long-term Fund

On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets were valued at approximately £5.9 billion at 30 June 2010, before a deduction for the risk capital margin. The value of the shareholder's interest in future transfers from the UK with-profits fund is estimated at £2.2 billion. The financial strength of PAC is rated AA (negative watch) by Standard & Poor's, Aa2 (negative outlook) by Moody's and AA+ (negative watch) by Fitch Ratings.
Despite continued volatility in financial markets, the with-profits sub-fund performed relatively strongly with the with-profits life fund achieving an 2.6 per cent investment return in the first half of the year.

Inherited estate of Prudential Assurance

The assets of the main with-profits fund within the long-term insurance fund of PAC are comprised of the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.
The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Asset Management

The Group's asset management businesses provide value to the insurance businesses within the Group by delivering sustained superior performance. They are also important profit generators in their own right, having low capital requirements and generating significant cash flow for the Group.
We believe that our asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group's investment propositions in retail financial services markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit steams are also growing.
The Group's asset management businesses operate different models and under different brands tailored to their markets and strengths. However they continue to work together by managing money for each other with clear regional specialism, distributing each other' products and sharing knowledge and expertise, such as credit research.
Each business and its performance in 2010 is summarised below.

M&G

	AER			CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
Net investment flows	4,674	8,625	(46)	8,625	(46)
Revenue	298	195	53	195	53
Other income	1	7	(86)	7	(86)
Staff costs	(122)	(85)	44	(85)	44
Other costs	(58)	(42)	38	(42)	38
Underlying profit before performance-related fees	119	75	59	75	59
Performance-related fees	3	-		-
Operating profit from asset management operations	122	75	63	75	63
Operating profit from Prudential Capital	21	27	(22)	27	(22)
Total IFRS operating profit	143	102	40	102	40
Funds under management	178bn	149bn	19	149bn	19

M&G is our UK and European fund manager, responsible for £178 billion of investments as at 30 June 2010 on behalf of both internal and external clients. M&G is an investment-led business which aims to deliver superior investment performance and maximise risk-adjusted returns in a variety of macro-economic environments. Through M&G we seek to add value to our Group by generating attractive returns on internal funds as well as growing profits from the management of third-party assets.

External funds now represent 42 per cent of M&G's total funds under management (FUM). M&G's overall strategy is to focus first and foremost on investment performance, by recruiting, developing and retaining market-leading investment talent, and by creating the environment and infrastructure this talent needs to perform to its full potential.

In the retail market, M&G's strategy is to maximise the value of a centralised investment function through a multi-channel, multi-geography distribution approach. Key themes in recent years have included growing the proportion of business sourced from intermediated channels and increased sales of UK-based funds in European and other international markets.

M&G's institutional strategy centres on leveraging capabilities developed primarily for internal funds into higher-margin external business opportunities. In recent years this has allowed M&G to operate at the forefront of a number of specialist fixed income strategies, including leveraged finance and infrastructure investment.

Financial performance

Profits at the operating level for the first half rose to £122 million, a 63 per cent increase compared with the same period in 2009. This is a record level of interim profits for M&G and reflects primarily higher equity market levels. A continuation of exceptionally strong net inflows, particularly in the Retail Business, and increased sales of more profitable equity products also contributed to the rise.

The Retail Business in the UK and Europe continued to attract exceptional levels of new money. Net inflows, including South Africa, totalled £3.4 billion for the first six months of the year. Although this was lower than the £4.1 billion gathered during the same period in 2009, it is far higher than we anticipated at the start of the year.

We had expected inflows to return to more normal levels this year after a record 2009 for M&G, when clients invested heavily in its top-performing bond funds to exploit a near unique opportunity in fixed income markets. However, retail fund flows have continued to be exceptional and are now spread across a wider range of funds. In the UK market M&G has now been the top net seller of retail funds for six consecutive quarters.

Much of this is due to excellent investment performance. Over the three years ending 30 June 2010, 34 per cent of M&G's retail funds ranked in the top quartile and 66 per cent of funds in the top half. The consistency and excellence of its performance resulted in M&G being recently awarded the prestigious Global Group of the Year 2010 nomination by Investment Week. This is the second time in three years that M&G has received this award.

The Institutional Business also attracted strong new business with net inflows at £1.3 billion for the first half of 2010, including £1.1 billion of new money into public debt funds and a new £0.1 billion into the Private Finance business. This compares with net inflows of £4.6 billion for the same period last year, although this was flattered by a single fixed income mandate for £4 billion. Investment performance on the Institutional side continues to be particularly strong with 95 per cent of our external mandates at or above benchmark over the three years to 30 June 2010.

Net new business at the group level for the first half of 2010 remained strong at £4.7 billion. This was in line with net inflows for the same period last year, once the single institutional fixed income mandate of £4 billion is excluded from the comparator figure.

M&G's total funds under management at 30 June 2010 were £178.5 billion, up two per cent on the 2009 year-end and up 19 per cent on the first half of 2009. Total external funds under management at 30 June 2010 were £75.7 billion, a rise of eight per cent since the start of the year and of 35 per cent compared with 30 June 2009. The increase in external funds in the first half represents the combined result of market and other movements of £0.7 billion and net flows of £4.7 billion.

M&G continues to provide capital efficient profits and cash generation for the Prudential Group, as well as strong investment returns on our long-term business funds. Cash remittances of £80 million to date in 2010 to Group provided strong support for the Group's corporate objectives.

Relative performance

In its core UK retail market, M&G continues to outsell all of its competitors. Based on the Investment Management Association (IMA) UK retail numbers to the end of June 2010 M&G had a 10 per cent market share in gross retail inflows and a 19 per cent market share in net retail inflows. In consequence, M&G's retail assets under management have grown 13 per cent in the six months to the end of June compared with four per cent growth for the market as a whole, according to the IMA.

 Prudential Capital

Prudential Capital manages Prudential Group's balance sheet for profit by leveraging Prudential Group's market position. This business has three strategic objectives: to operate a first-class wholesale and capital markets interface; to realise profitable proprietary opportunities within a tightly controlled risk framework; and to provide professional treasury services to the Prudential Group. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and its clients.

The business has consolidated its position in a period of difficult and volatile markets, focusing on liquidity across the Prudential Group, management of existing asset portfolio and conservative levels of new investment. Development of new product and infrastructure has continued, helping to maintain the dynamism and flexibility necessary to identify and realise opportunities for profit within acceptable risk parameters. Prudential Capital is committed to working closely with other business units across the Prudential Group to exploit opportunities and increase value creation for Prudential as a whole. In particular, Prudential Capital offers to the Prudential Group a holistic view on hedging strategy, liquidity and capital management.

Prudential Capital has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services. As a result of lower operating revenue and prevailing market conditions, IFRS operating profits decreased by 22 per cent to £21 million, however, PruCap still delivered a cash remittance to the Group holding company of £50 million.

Asia Asset Management

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
Third party net inflows	(298)	1,456	(120)	1,565	(119)
Funds under management	46.1 bn	35.8 bn	29	41.0 bn	12
Total IFRS operating profit	36	21	71	21	71

The net retail outflows for the first half were driven by substantial outflows from money market funds in India with corporate clients bolstering their cash positions ahead of the 3G telecom license auction, the need for banks to hold more cash as result of reserve ratio changes implemented by the Reserve Bank of India and a surge in primary debt issuance. These net outflows masked what was otherwise a successful first half of 2010 with net inflows to non money market funds of £1,327 million of which £753 million was to higher margin equity funds.

Total funds under management (FUM) for the first half of 2010, at £46.1 billion, were 29 per cent higher than the same period last year. The overall FUM level is comprised of £21.6 billion from Prudential's Asian life funds, £4.2 billion assets from the rest of the Group, and £20.3 billion from third parties.

IFRS operating profits of £36 million for the first half 2010 are up 71 per cent on the same period last year principally on higher revenues.

United States

US Asset Management

PPM America

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
Total IFRS operating profit	8	3	167	3	167

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. PPMA's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group. PPMA also pursues third-party mandates on an opportunistic basis.

Financial performance

IFRS operating profit in the first half of 2010 was £8 million, compared to £3 million in the same period of 2009.

At 30 June 2010, funds under management of £54 billion were as follows:

					AER
	Half year 2010				Half year 2009
	US	UK	Asia	Total	US	UK	Asia	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Insurance	33	15	-	48	26	10	-	36
Unitised	-	1	4	5	-	1	3	4
CDOs	1	-	-	1	1	-	-	1
Total funds under management	34	16	4	54	27	11	3	41

US Broker dealer

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
Revenue	224	191	17	187	20
Costs	(219)	(189)	16	(185)	18
Total IFRS operating profit	5	2	150	2	150

National Planning Holdings, Inc. (NPH) is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

NPH continues to grow the business and attract new representatives. By utilising high-quality, state-of-the-art technology, we provide NPH's advisers with the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance

NPH generated revenues of £224 million during the first half of the year, up from £191 million in the same period of 2009, on gross product sales of £4.7 billion. The network continues to achieve profitable results, with IFRS operating profit through 30 June 2010 of £5 million, a 150 per cent increase from £2 million in the first half of 2009. At 30 June 2010, the NPH network had 3,455 registered advisers, down slightly from 3,478 at year-end 2009.

Curian

		AER		CER
	Half year 2010	Half year 2009	Change	Half year 2009	Change
	£m	£m	%	£m	%
Gross investment flows	669	270	148	264	153
Revenue	20	14	43	14	43
Costs	(18)	(17)	6	(17)	6
Total IFRS operating profit/(loss)	2	(3)	167	(3)	167

Curian Capital, Jackson's registered investment advisor, provides innovative fee-based separately-managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also complementing Jackson's core annuity product lines.

Financial performance

At 30 June 2010, Curian had total assets under management of £2.8 billion, compared to £2.3 billion at the end of 2009 and £1.6 billion at 30 June 2009. Curian generated deposits of £669 million through June 2010, up 148 per cent over the same period in 2009. The increase in both deposits and assets under management was mainly due to a rebound from the difficult conditions in the equity markets in early 2009.

With Curian's assets under management surpassing its break-even point in early 2010, Curian reported its first half-yearly IFRS basis operating profit during the first half of 2010, with a net profit of £2 million versus a loss of £3 million during the first half of 2009.

[GRAPHIC OMITTED]

[1] The Group IFRS operating profit of £968 million includes £123 million of net equity hedging gains (half year 2009: £23 million losses; full year 2009: £159 million losses) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson's variable and fixed index annuity products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Group IFRS operating profit increased by 19 per cent as compared to half year 2009.

[2] Excludes Japan, which ceased writing new business in 2010.

[3] The exchange rate at which the dividend payable to shareholders with shares in Central Depository securities accounts will be translated into Singapore dollars will be determined by the Central Depository.

[4] The US IFRS operating profit of £450 million includes £123 million of net equity hedging gains (2009: £23 million losses) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson's variable and fixed index annuity products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Group IFRS operating profit increased by 19 per cent and US operating profit by 36 per cent as compared to half year 2009.

[5] Source: US Census Bureau

[6] Source: Tiburon Strategic Advisers, LLC

[7] Source: VARDS

[8] Source: Morning Star

[9] Source: LIMRA

[10] Source: The Advantage Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 August 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Company Secretary